1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 26, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other appropriate independent professional advisers.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this circular are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This circular is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONTINUING CONNECTED TRANSACTIONS

(2) SUBSCRIPTION OF CONVERTIBLE HYBRID BONDS PURSUANT TO THE

PROPOSED RIGHTS OFFER BY YANCOAL AUSTRALIA LIMITED ON THE

BASIS OF 2.32112 CONVERTIBLE HYBRID BONDS FOR EVERY 100 SHARES

IN YANCOAL AUSTRALIA LIMITED AND POSSIBLE DEEMED DISPOSAL

AND

(3) SUPPLEMENTAL NOTICE OF

2014 SECOND EXTRAORDINARY GENERAL MEETING

Independent financial adviser to the independent board committee

A letter from the Board is set out on pages 11 to 64 of this circular. A letter from the Independent Board Committee is set out on pages 65 to 66 of this circular. A letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 67 to 105 of this circular.

A supplemental notice convening the EGM of the Company to be held at 9:30 a.m. on Friday, 12 December 2014 at the headquarters of the Company in Zoucheng City, Shandong Province, postal code 273500, the People’s Republic of China is set out on pages 117 to 119 of this circular.

If you are eligible and intend to attend the EGM, please complete and return the reply slip in accordance with the instructions printed thereon no later than Saturday, 22 November 2014. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the revised proxy form in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the revised proxy form will not preclude you from attending the EGM and voting in person if you so wish.

27 November 2014

- i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“Accounting Event”	in the event that a determination is made by the directors of Yancoal Australia or the Issuer, following receipt by them of an opinion from the auditor of Yancoal Australia or the Issuer, that any change in the applicable accounting standards has had or will have in the current financial half-year, the effect that the Convertible Hybrid Bonds would be treated in Yancoal Australia’s or the Issuer’s financial statements other than as equity;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Announcement”	the announcement of the Company dated 7 November 2014 in relation to, among others, the Rights Offer, the Subscription and the Letter of Debt Support;

“Articles of Association”	the articles of association of the Company;

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.0 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“ASX”	the Australian Securities Exchange;

“ASX Listing Rules”	the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

“AUD”	Australian dollars, the lawful currency of Australia

“Board”	the board of Directors of the Company;

“Bondholder(s)”	the holder(s) of the Convertible Hybrid Bond(s);

“Business Day”	has the same meaning as in the ASX Listing Rules, but where used in connection with any redemption of or payment on the Convertible Hybrid Bonds, excludes a day on which major trading banks are not open for business in Sydney;

DEFINITIONS

“CBRC”	China Banking Regulatory Commission;

“Change of Control Event”

any one of the following events:

a)      a takeover bid (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act of Australia”)) is made by any person (other than the Company or an associate of the Company) to acquire all or some of the Yancoal Australia Shares and such offer is, or becomes, unconditional, all regulatory approvals necessary for the acquisition to occur have been obtained and the bidder has or obtains at any time during the offer period a relevant interest in more than 50% of the Yancoal Australia Shares on issue; or

b)      a court approves a scheme of arrangement under Part 5.1 of the Corporations Act of Australia, which scheme would result in a person (other than the Company or an associate of the Company) having a relevant interest in more than 50% of the Yancoal Australia Shares that will be on issue after the scheme is implemented; or

c)      any other step or steps are taken as a result of which the board of directors of Yancoal Australia determine that a person (other than the Company or an associate of the Company) has or will acquire a relevant interest in more than 50% of the Yancoal Australia Shares on issue and that such step or steps should be treated as a Change of Control Event for the purposes of the Convertible Hybrid Bonds;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	Company Law of the People’s Republic of China;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Conversion Cut-off Time”	5.00 pm on the 11th Business Day prior to a Monthly Conversion Date, redemption date or resale date;

DEFINITIONS

“Conversion Date”	the date on which Convertible Hybrid Bonds are to be converted pursuant to a conversion notice, being (i) in the case of a conversion notice received after the issue of a redemption notice or resale notice and prior to the Conversion Cut-off Time for the relevant redemption date or resale date (or such later time as may be permitted under the terms of the Convertible Hybrid Bonds or as the Issue may agree with the relevant Bondholders), that redemption date or resale date or such other date as may be reasonably determined by the Issuer having regard to its obligations to Bondholders; (ii) in any other case, the first Monthly Conversion Date falling at least 11 Business Days after the receipt of the relevant conversion notice (or such other date as may apply under the terms of the Convertible Hybrid Bonds or as the Issuer may otherwise agree with the relevant Bondholder or such other date as may be reasonably determined by the Issuer having regard to its obligations to Bondholders);

“Conversion Price”	the price at which the Yancoal Australia Shares will be issued upon conversion of the Convertible Hybrid Bonds which will initially be US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share and will be subject to adjustment according to the terms of the Convertible Hybrid Bonds;

“Conversion Share(s)”	the new Yancoal Australia Shares to be issued by Yancoal Australia upon exercise of the conversion rights attaching to the Convertible Hybrid Bonds by the Bondholders;

“Convertible Hybrid Bond(s)”	the Convertible Hybrid Bonds to be issued by the Issuer under the Rights Offer, the aggregate principal amount of which is up to approximately US$2.3077 billion;

“Directors”	the directors of the Company;

“Distribution Payment Date”	in relation to a Convertible Hybrid Bond, the last Business Day of each January and July of each year, commencing on 31 July 2015 and falling on or before the redemption date;

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be held on 12 December 2014 or any adjournment thereof for the purpose of considering and, if appropriate, approving, among others, the Proposed Continuing Connected Transaction Agreements referred to in the announcement of the Company dated 24 October 2014 for the three years ending 31 December 2017, the Rights Offer, the Subscription and the Letter of Debt Support;

“Existing Continuing Connected Transactions”	the transactions under the Existing Continuing Connected Transaction Agreements;

“Existing Continuing Connected Transaction Agreements”	the Existing Provision of Labour and Services Agreement, the Existing Provision of Insurance Fund Administrative Services Agreement, the Existing Provision of Materials Supply Agreement, the Existing Provision of Products, Materials and Equipment Leasing Agreement, the Existing Provision of Electricity and Heat Agreement, the Existing Financial Services Agreement and the Existing Provision of Specific Labour and Services Agreement;

“Existing Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 21 March 2014;

“Existing Provision of Electricity and Heat Agreement”	the provision of electricity and heat agreement entered into between the Company and Yankuang Group on 23 April 2012;

“Existing Provision of Insurance Fund Administrative Services Agreement”	the provision of insurance fund administrative services agreement entered into between the Company and Yankuang Group on 23 April 2012;

“Existing Provision of Labour and Services Agreement”	the provision of labour and services agreement entered into between the Company and Yankuang Group on 23 April 2012;

“Existing Provision of Materials Supply Agreement”	the provision of materials supply agreement entered into between the Company and Yankuang Group on 23 April 2012;

“Existing Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group on 23 April 2012;

DEFINITIONS

“Existing Provision of Specific Labour and Services Agreement”	the provision of specific labour and services agreement entered into between the Company and Yankuang Group on 21 March 2014;

“First Reset Date”	the first Distribution Payment Date falling at least 5 years after the date of issue of the Convertible Hybrid Bonds;

“Former Financial Services Agreements”	the financial services agreements entered into between the Company and Yankuang Group Finance on 19 August 2011 and 22 March 2013 respectively;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	a committee of the Board comprising all independent non-executive Directors established for the purpose of considering the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and their respective proposed annual caps set out in this circular;

“Independent Financial Adviser” or “Guotai Junan”	Guotai Junan Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation under the SFO to engage in type 6 (advising on corporate finance) regulated activity;

DEFINITIONS

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, who are not involved in, or interested in the transactions under Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement;

“Issuer”	Yancoal SCN Limited (ACN 602 841 556), a wholly-owned subsidiary of Yancoal Australia;

“Latest Practicable Date”	24 November 2014, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“Letter of Debt Support”	the letter of debt support issued by the Company on 7 November 2014 to Yancoal Australia, the details of which are set out under the paragraph headed “PROVISION OF DEBT SUPPORT BY THE COMPANY” in this circular;

“Manager”	the manager appointed by Yancoal Australia to manage the Rights Offer;

“Monthly Conversion Date”	the last day of each calendar month during the conversion period;

“NDRC”	National Development and Reform Commission of the PRC;

“Noble Group”	Noble Group Limited, a company with limited liability incorporated under the laws of Bermuda and the shares of which are listed on the Singapore Stock Exchange. Noble Group holds approximately 13.20% of the total issued ordinary share capital of Yancoal Australia as at the Latest Practicable Date;

“Note Trustee”	Australian Executor Trustees Limited (ABN 84 007 869 794), an independent third party;

“Note Trust Deed”	the trust deed dated on or about 24 November 2014 between the Issuer, Yancoal Australia and the Note Trustee as amended from time to time;

“Optional Distribution Payment”	the payment by the Issuer in its discretion of a previously Unpaid Distribution Amount;

DEFINITIONS

“Other Minority Yancoal Australia Shareholder(s)”	the shareholders of Yancoal Australia other than the Company and Noble Group

“PRC”	the People’s Republic of China;

“Proposed Continuing Connected Transactions”	the proposed transactions under the Proposed Continuing Connected Transaction Agreements;

“Proposed Continuing Connected Transaction Agreements”	the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Insurance Fund Administrative Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the Proposed Provision of Electricity and Heat Agreement and the Proposed Financial Services Agreement;

“Proposed Financial Services Agreement”	the financial services agreement entered into between the Company and Yankuang Group Finance on 24 October 2014;

“Proposed Provision of Electricity and Heat Agreement”	the provision of electricity and heat agreement entered into between the Company and Yankuang Group on 24 October 2014;

“Proposed Provision of Insurance Fund Administrative Services Agreement”	the provision of insurance fund administrative services agreement entered into between the Company and Yankuang Group on 24 October 2014;

“Proposed Mutual Provision of Labour and Services Agreement”	the mutual provision of labour and services agreement entered into between the Company and Yankuang Group on 24 October 2014;

“Proposed Provision of Materials Supply Agreement”	the provision of materials supply agreement entered into between the Company and Yankuang Group on 24 October 2014;

“Proposed Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group on 24 October 2014;

“Prospectus”	the prospectus in respect of the Convertible Hybrid Bonds issued by Yancoal Australia on 24 November 2014 and the full text was also published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the ASX on 24 November 2014;

DEFINITIONS

“Purchase Price”	in respect of any resale of Convertible Hybrid Bonds, an amount equal to the Redemption Amount that would be payable in respect of the Convertible Hybrid Bonds if the Convertible Hybrid Bonds were being redeemed on the resale date;

“Redemption Amount”

in respect of any Convertible Hybrid Bonds to be redeemed, the aggregate of:

(1)    the Face Value of the Convertible Hybrid Bonds; and

(2)    the aggregate of any accrued (but unpaid) distributions up to but not including the redemption date and any Unpaid Distribution Amounts in respect of the Convertible Hybrid Bonds,

provided that where redemption is required due to a winding up of the Issuer or Yancoal Australia, then accrued (but unpaid) distributions and Unpaid Distribution Amounts will only be included in the calculation of the Redemption Amount to the extent that funds would be available to the Issuer to meet such payments after the discharge of all other debts of the Issuer;

“Rights Offer”	the rights offer to issue the Convertible Hybrid Bonds by the Issuer to Yancoal Australia Shareholders on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Shareholder(s)”	the A Shareholder(s) and H Shareholder(s);

“Shares”	A Shares and H Shares;

“Subordinated Guarantee”	the guarantee of the Issuer’s obligations in respect of the Convertible Hybrid Bonds provided by Yancoal Australia to the Note Trustee under the Note Trust Deed;

DEFINITIONS

“Subscription”	the subscription of the Convertible Hybrid Bonds by the Company in accordance with the terms of the Convertible Hybrid Bonds;

“subsidiaries”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Supervisor(s)”	supervisors of the Company;

“Tax Event”	in the event that on or after the date of issue of the Convertible Hybrid Bonds, the Issuer or Yancoal Australia receives an opinion of a nationally recognized legal counsel or other tax adviser in Australia, experienced in such matters that, as a result of a change in the applicable laws, regulations or administrative action affecting taxation after the date of issue of the Convertible Hybrid Bonds there is substantial risk that the Issuer or Yancoal Australia would be exposed to a material increase in its costs in relation to the Convertible Hybrid Bonds, including in relation to distributions payable under the Convertible Hybrid Bonds or the delivery of Yancoal Australia Shares to the Bondholders;

“Unpaid Distribution Amount”	the whole or any part of any distribution that would otherwise have been payable on a Convertible Hybrid Bond on a Distribution Payment Date which the Issuer has deferred in accordance with the terms of the Convertible Hybrid Bonds, other than an amount which has been paid pursuant to an Optional Distribution Payment;

“US$”, “USD” or “US dollars”	United States dollars, the lawful currency of the United States of America;

“Voting Commitment Letter”	the letter of voting commitment issued by Yankuang Group on 7 November 2014 to Yancoal Australia in relation to Yankuang Group’s irrevocable undertaking to vote in favour of the Subscription, the Letter of Debt Support or any other matter relating to the Rights Offer at the EGM;

DEFINITIONS

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and an approximately 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the ASX;

“Yancoal Australia Group”	Yancoal Australia and its subsidiaries;

“Yancoal Australia Share(s)”	fully paid ordinary shares in the share capital of Yancoal Australia;

“Yancoal Australia Shareholder(s)”	the shareholders of Yancoal Australia;

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the Latest Practicable Date;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the Latest Practicable Date. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services; and

“%”	per cent.

Note:	In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Xiyong	298 South Fushan Road
Zhang Xinwen	Zoucheng
Yin Mingde	Shandong Province
Wu Yuxiang	PRC
Zhang Baocai	Postal Code: 273500
Wu Xiangqian
Jiang Qingquan	Principal place of business in Hong Kong:
Rooms 2008-12
Independent non-executive Directors:	20/F., The Center
Wang Lijie	99 Queen’s Road Central
Jia Shaohua	Hong Kong
Wang Xiaojun
Xue Youzhi
27 November 2014

To the Shareholders

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS

(2) SUBSCRIPTION OF CONVERTIBLE HYBRID BONDS PURSUANT TO THE

PROPOSED RIGHTS OFFER BY YANCOAL AUSTRALIA LIMITED ON THE

BASIS OF 2.32112 CONVERTIBLE HYBRID BONDS FOR EVERY 100 SHARES

IN YANCOAL AUSTRALIA LIMITED AND POSSIBLE DEEMED DISPOSAL

AND

(3) SUPPLEMENTAL NOTICE OF

2014 SECOND EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company and the notice of EGM of the Company both dated 24 October 2014 in relation to the Proposed Continuing Connected Transactions. Reference is also made to the Announcement dated 7 November 2014 in relation to, among others, the Rights Offer, the Subscription and the Letter of Debt Support.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information relating to (1) the Proposed Continuing Connected Transactions; and (2) the Rights Offer, the Subscription and the Letter of Debt Support; and to give you the supplemental notice of the EGM.

II. CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circulars of the Company dated 8 May 2012 and 28 March 2014 respectively in relation to, inter alia, the Existing Continuing Connected Transactions under the Existing Continuing Connected Transaction Agreements for the provision of goods and/ or services between certain members of the Parent Company and the Group.

In this circular, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

The Existing Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) include:

1.	Existing Provision of Labour and Services Agreement

2.	Existing Provision of Insurance Fund Administrative Services Agreement

3.	Existing Provision of Materials Supply Agreement

4.	Existing Provision of Products, Materials and Equipment Leasing Agreement

5.	Existing Provision of Electricity and Heat Agreement

6.	Existing Financial Services Agreement

7.	Existing Provision of Specific Labour and Services Agreement

On 24 October 2014, the Company entered into the Proposed Continuing Connected Transaction Agreements with the Parent Company or Yankuang Group Finance (as the case may be) relating to the renewal of the respective Existing Continuing Connected Transaction Agreements. Such agreements are subject to the Independent Shareholders’ approval at the EGM.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Proposed Continuing Connected Transaction Agreements and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

1.	The Proposed Mutual Provision of Labour and Services Agreement

On 23 April 2012, the Company entered into the Existing Provision of Labour and Services Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. On 21 March 2014, the Company entered into the Existing Provision of Specific Labour and Services Agreement with Yankuang Group for a term of one year commencing from 1 January 2014 to 31 December 2014. Please refer to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement.

The Proposed Mutual Provision of Labour and Services Agreement

In order to better regulate the provision of labour and services between the Group and the Parent Company under the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement, on 24 October 2014, the Company consolidated the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement and entered into the Proposed Mutual Provision of Labour and Services Agreement.

Date

24 October 2014

Parties

(1)	the Company; and

(2)	Yankuang Group

Term

The Proposed Mutual Provision of Labour and Services Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

LETTER FROM THE BOARD

Major terms

Provision of labour and services by the Company to the Parent Company:

Pursuant to the Proposed Mutual Provision of Labour and Services Agreement, the Company has agreed to provide professional services including operation and management of coal mines services, such as the daily management, production and coal mining services, coal washing and processing services and training services to the Parent Company.

Provision of labour and services by the Parent Company to the Company:

Pursuant to the Proposed Mutual Provision of Labour and Services Agreement, the Parent Company has agreed to provide the following labour and services to the Company: construction services and construction management services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; heat supply; property management services; maintenance and repair of mining equipment and machinery services; individual employee benefits; retiree benefits; and assets leasing services.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the labour or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Mutual Provision of Labour and Services Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Proposed Mutual Provision of Labour and Services Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Mutual Provision of Labour and Services Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

In respect of the provision of construction services and construction management services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; maintenance and repair of mining equipment and machinery services; and assets leasing services by the Parent Company to the Company, the consideration of such transactions shall be determined according to the Market Price (as defined below).

LETTER FROM THE BOARD

In respect of the provision of professional services including operation and management of coal mines services, coal washing and processing services and training services by the Company to the Parent Company, the consideration such transactions shall be determined according to the Market Price (as defined below).

The Market Price (as defined below) shall in so far as possible be calculated and estimated before the commencement of each financial year.

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

In respect of the provision of services by the Company to the Parent Company, the sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

In respect of the provision of services by the Parent Company to the Company, the relevant departments of the Company are responsible for monitoring the market price of transactions that are similar or of the same nature between independent third parties in the same or nearby regions or other regions in the country for the purpose of determining the market price. Generally speaking, based on the needs of a transaction, the Company obtains a market price of reference value by obtaining quotations from at least two independent third parties by way of emails, fax, phone inquiry or on-site survey.

In respect of the provision of property management services; individual employee benefits; and retiree benefits by the Parent Company to the Company, the consideration of such transactions shall be determined according to the Cost Price (as defined below). After Yankuang Group has provided individual employee benefits and retiree benefits for the Company, the Company will pay the actual incurred fees for the relevant services either by bank transfer or by cash.

LETTER FROM THE BOARD

“Cost Price” is the cost of providing the subject matter of the transaction by the providing party. When it is necessary to calculate the Cost Price, the Parent Company shall provide the Company with the relevant full account books and records for calculating such Cost Price.

The consideration for the provision of property management services by the Parent Company shall equal to the sum of the total costs for providing such services by the Parent Company to the Company and itself multiplied by the proportion of the total number of employees in respect of the services received by the Company to the total number of employees in respect of the services received by the Parent Company and the Company.

The individual employee benefits to be paid shall equal to the actual cost incurred from the provision of such services by the Parent Company.

The retiree benefits to be paid shall equal to 15% of the total salaries of the employees of the Group at the relevant time, which is estimated based on the historical amounts of the previous provision of the services by the Parent Company and after taking into account changes in future.

The consideration for the provision of heat supply by the Parent Company to the Company shall be determined based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities. According to the Proposed Mutual Provision of Labour and Services Agreement, the consideration for the provision of heat supply by the Parent Company shall be determined according to the price approved by the local price bureau. The final consideration shall be no more than the price prescribed by the local price bureau. The consideration for the provision of heat supply by the Parent Company to the Company is based on the price approved by Jining Local Price Bureau from time to time.

The Parent Company has undertaken that the price of such labour/services would not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services, that it would give priority in providing such labour/services to the Company and that, where appropriate, it would provide such labour/services to the Company at a favourable price.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Mutual Provision of Labour and Services Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

LETTER FROM THE BOARD

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Labour and Services Agreement and the Existing Provision of Specific Labour and Services Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

						Period
						from 1
					Year	January
					ending 31	2014 to 30
	Year ended		Year ended		December	September
Category	31 December 2012		31 December 2013		2014	2014
	Annual	Actual	Annual	Actual	Annual	Actual
	cap	amount	cap	amount	cap	amount
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Provision of labour and services by the Parent Company to the Company:
construction services and construction management services	850,000	689,786	880,000	522,314	900,000	296,498
telecommunication services	60,000	35,906	60,000	19,406	60,000	24,000
motor vehicle transportation services	79,900	67,654	87,890	14,119	96,680	7,703
heat supply	42,600	39,620	42,600	42,418	42,600	26,732
property management services	140,000	137,200	140,000	80,042	140,000	102,840
maintenance and repair of mining equipment and machinery services	393,820	327,600	407,130	266,849	424,160	143,939
individual employee benefits	129,600	49,008	129,600	33,703	129,600	18,743
retiree benefits	655,500	576,712	753,825	327,620	866,903	405,000

sub-total	2,351,420	1,923,486	2,501,045	1,306,471	2,659,943	1,025,455

Provision of labour and services by the Company to the Parent Company:
operation of coal mines services	—	—	—	—	71,000	2,156
coal washing and processing services	—	—	—	—	31,800	—

sub-total	—	—	—	—	102,800	2,156

Total	2,351,420	1,923,486	2,501,045	1,306,471	2,762,743	1,027,611

As at the Latest Practicable Date, the existing annual cap for the year 2014 has not been exceeded.

Having considered the historical figures and taking account of the reasons mentioned below, the Board proposed that the total amounts of the service fees payable by the Company to Yankuang Group under the Proposed Mutual Provision of Labour and Services Agreement shall not exceed RMB2,496,600,000, RMB2,641,900,000 and RMB2,777,200,000 for the three financial years ending 31 December 2015, 2016 and 2017 and the total amounts of the service fees payable by Yankuang Group to the Company under the Proposed Mutual Provision of Labour and Services Agreement shall not exceed RMB311,640,000, RMB414,700,000 and RMB604,340,000 for the three financial years ending 31 December 2015, 2016 and 2017.

LETTER FROM THE BOARD

The proposed annual caps for the transactions under the Proposed Mutual Provision of Labour and Services Agreement are mainly based on the following reasons:

(1)	The Parent Company commenced to provide heat supply to the Company’s Nantun coal mine and Jining No.3 coal mine since 2012. With the increase in heating area of Nantun coal mine and Jining No.3 coal mine of the Company, the heat supply by the Parent Company for the three years ending 31 December 2017 will moderately increase as compared to that in 2014. It is estimated that the fees for the provision of heat supply will amount to RMB50.60 million, RMB52.90 million and RMB55.20 million for the three years ending 31 December 2017 respectively;

(2)	Since there is no major changes in the operating premises of the headquarters of the Company, it is expected that the annual service fees for the property management services provided by Yankuang Group to the Company for the years from 2015 to 2017 will still be calculated on the fixed price basis provided in the Existing Provision of Labour and Services Agreement, i.e. RMB140.00 million.

(3)	Due to objective factors such as the increase of businesses’ care for their employees and inflation, it is expected that, the amount relating to individual employee benefits would be RMB56.00 million, RMB58.00 million and RMB60.00 million for the three years ending 31 December 2017;

(4)	Although there is no significant change as to the benefit standard of the Company’s retirees in the next three years, considering the number of retirees will moderately increase, it is expected that the annual amounts relating to retiree benefits for the three years ending 31 December 2017 would be RMB630.00 million, RMB670.00 million and RMB 700.00 million respectively;

(5)	The State has set certain new safety requirements such as strengthening the monitoring of the production process and building dispatch communication system and underground positioning system. As the Company’s business scope continues to expand, the Company sees the need to improve its production safety and the way it manages its subsidiaries. Due to the aforesaid and the Company’s demands for the information development continues to expand, the telecommunication services required by the Company will continue to increase. In addition, since the State has developed more stringent safety regulations regarding production, the Company expects that the information system of each coal mine would be customized and developed (including internet access services, ERP system network services, VPN connection services, safety-production dispatching system and database expansion). The Board has also considered that (i) the expansion of capacity of office network will result in the increase in the expenses of the internet access services to be provided by the Parent Company to RMB 37.6 million; (ii) the expansion of capacity of the safety-production monitoring system will result in the increase in the expenses of the production monitoring system services, video network access services and expansion of information storage capacity services to RMB114.5 million; (iii) the update of ERP system will result in the increase in the expenses of cloud resources services to RMB41 million; and (iv) the transformation of private network access in the electric power plants owned by the Group will result in the increase in the expenses of the network access services to RMB35 million. Therefore, it is expected that the expenses relating to telecommunication services for the three years ending 31 December 2017 would be RMB258.00 million, RMB259.00 million and RMB260.00 million respectively;

LETTER FROM THE BOARD

(6)	Although the constructions of the Company’s Ordos methanol project and Zhuanlongwan coal mine project have been completed, but in the case of, Shilawusu coal mines, Yingpanhao coal mines and Wanfu coal mines gradually moving into the peak of construction, the construction services required to be provided by the Parent Company to the Company will not have obvious decrease. It is expected that the annual expenses for construction services for the three years ending 31 December 2017 would be RMB900.00 million;

(7)	With the continuing development and expansion of the Company, the scope of the repair services provided by the Parent Company to the Company expands accordingly. Taking into consideration of the moderate increases in raw material prices and labour costs in the next few years, and at the same time, the constant deterioration of the geological conditions of the producing coal mines at the Company’s headquarters, leading to greater damage to mechanical equipment and increasing the number of times which different types of production equipment to be repaired, it is expected that the annual expenses for maintenance and repair services for the three years ending 31 December 2017 would be RMB400.00 million, RMB500.00 million and RMB600.00 million respectively;

(8)	Due to the decrease in fuel price and transportation price, it is expected that the annual expenses for motor vehicle transportation services provided by the Parent Company for the three years ending 31 December 2017 would be RMB12.00 million;

(9)	In recent years, as the size of the Company expands and new projects have gradually been put into production, the demand in mechanical equipment and other assets increases constantly. Yankuang Group now has possession of some mechanical equipment and assets that meet the Company’s requirements. To reduce capital expenditure, the Company proposes to lease certain assets at Market Price from Yankuang Group. It is expected that the annual charges for the assets leasing services payable by the Company to Yankuang Group for the three years ending 31 December 2017 would be RMB50.00 million;

LETTER FROM THE BOARD

(10)	Jinjitan coal mine of Yankuang Group commenced its trial operation in August 2014 and the Company started to provide operation and management of coal mines services, such as daily management and production process management in coal mining and excavation services to Jinjitan coal mine. According to the production plans of Yankuang Group, it is expected that the production volume of Jinjitan coal mine will increase during 2015 to 2017 which will result in the increase in the service fees for provision of operation of coal mines services by the Company to Yankuang Group. Furthermore, after 2015, the scope of provision of operation of coal mines services by the Company to Yankuang Group is expected to expand from Jinjitan coal mine to also cover Yankuang Group’s coal mines in Guizhou and Xinjiang. It is expected that the production volume which needs the provision of operation of coal mines services will increase by over 2.5 times compared to 2014. Since there will be an increase in the service scope of operation of coal mines services to be provided by the Company and an increase in the production volume of coal, the service fees to be received by the Company on operation and management of coal mines will also increase accordingly. The estimated service fees generated from the provision of operation of coal mines services for the three years ending 31 December 2017 are RMB197.00 million, RMB215.00 million and RMB232.00 million respectively. With the increase in the production volume of raw coal, the fixed cost of coal per tonne for provision of operation of coal mines services by the Company to Yankuang Group will decline, which will increase the Company’s profitability;

(11)	Since Yankuang Group is short of technology professionals in coal washing and processing services, the Company could provide such services through its professional skills of and rich experience in coal washing and processing on normal commercial terms to generate income. Due to the successive commencement of operations of newly constructed coal washing and processing plants of Yankuang Group, the Company will further expand the coal washing and processing services to Yankuang Group to generate more income. In 2014, the Company only provided coal washing and processing services to the coal washing plant of Yankuang Guohong Chemical Company Limited with an annual coal washing capacity of 0.8 million tonnes. It is expected that during 2015 to 2017, the Company will expand its services to provide coal washing and processing services to other Yankuang Group’s coal washing plants such as Qinglong coal mine washing plant and Faer coal mine washing plant of Yankuang Guizhou Nenghua Company Limited with an expected total annual coal washing capacity of 2.4 million tonnes, and Jijintan coal mine washing plant of Shaanxi Future Energy Chemical Corp. Ltd. with an expected annual coal washing capacity of 10 million tonnes at the expected costs of RMB107.64 million, RMB192.60 million and RMB365.04 million; and

LETTER FROM THE BOARD

(12)	To increase the efficiency of the Company’s operation, the Company will, for the period from 2015 to 2017, provide the Parent Company with training services. It is expected, for the three years ending 31 December 2017, the annual fees charged regarding the training services provided by the Company to the Parent Company would be RMB7.00 million, RMB7.10 million and RMB7.30 million respectively.

Reasons and benefits for entering into the Proposed Mutual Provision of Labour and Services Agreement

For the provision of labour and services by the Parent Company, as both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and the financing costs and risks which helps to enhance the daily operation efficiency of the Company.

The individual employee benefits and retiree benefits provided by Yankaung Group to the Company include but are not limited to medical expenses, health examination expenses, nursing fees, television subscription fees, expenses of activities organized for retirees. The aforementioned businesses are not the core businesses of the Company, on the other hand, Yankuang Group owns subsidiaries in a non-profit nature providing social services such as hospitals, nursing homes and television stations. By provision of the above services by Yankuang Group, the Company is no longer required to invest in the relevant non-profit community services, which helps the Company to reduce costs and operate efficiently.

For the provision of labour and services by the Company to the Parent Company, as the Company has professional skills of and rich management experience in coal mining operation and coal washing and processing, the Company’s operating profits can therefore be increased by providing professional services including operation of coal mines services, coal washing and processing services and training services to the Parent Company.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Mutual Provision of Labour and Services Agreement are expected to be more than 5% on an annual basis, the Proposed Mutual Provision of Labour and Services Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

The Directors consider that the Proposed Mutual Provision of Labour and Services Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

2.	The Proposed Provision of Insurance Fund Administrative Services Agreement

On 23 April 2012, the Company entered into the Existing Provision of Insurance Fund Administrative Services Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Insurance Fund Administrative Services Agreement.

The Proposed Provision of Insurance Fund Administrative Services Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Insurance Fund Administrative Services Agreement relating to the renewal of the Existing Provision of Insurance Fund Administrative Services Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Insurance Fund Administrative Services Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major terms

The Parent Company has undertaken to be responsible for the management of the old age insurance payments, basic medical insurance payments, supplementary medical insurance payments, unemployment fund payments and maternity insurance payments to the employees of the Group on a free of charge basis.

LETTER FROM THE BOARD

According to the “Notice of Issuance of Opinions regarding the Implementation of Improvements of the Basic Elderly Insurance System of Enterprise Workers in Shandong Province”, the “Notice of Issuance of Opinions regarding the Implementation of the Basic Medical Insurance System of Urban Workers in Shandong Province”, and the requirements under unemployment insurance and enterprise workers maternity insurance regulations of Shandong Province, the Company would pay to the Parent Company each month an amount equivalent to (1) 20% of the total monthly salaries of the employees of the Group as the old age insurance payments; (2) 6% of the total monthly salaries of the employees of the Group as the basic medical insurance payments; (3) 4% of the total monthly salaries of the employees of the Group as the supplementary medical insurance payments; (4) 2% of the total monthly salaries of the employees of the Group as the unemployment fund payments; and (5) 1% of the total monthly salaries of the employees of the Group as the maternity insurance payments.

The Company will make monthly transfer of the payable insurance funds according to the respective standards to a designated social security bank account maintained by the Parent Group. After review by the relevant departments of Yankuang Group, Yankuang Group will make the declaration, the transfer of payment and other formalities to the social security governmental authority in the same month. Therefore, there is no difference in the amount being paid and the frequency of payment by the Company to Yankuang Group and the amount being paid and the frequency of payment by Yankuang Group to the relevant authorities.

The Parent Company would provide the Company with a statement of the various fund payments each year and the Company would be entitled to monitor and inspect the payments to and application of the moneys out of the fund payments, so to ensure safety of the funds.

Pricing

The provision of insurance fund administrative services under the Proposed Provision of Insurance Fund Administrative Services Agreement is on a free of charge basis.

The historical amount, proposed annual caps and reasons

As the provision of insurance fund administrative services by the Parent Company is on a free of charge basis under the Existing Provision of Insurance Fund Administrative Services Agreement, there is no historical amount and no annual cap is required to be set for the provision of such services.

According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments transferred by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government on a free of charge basis. Due to external new construction projects gradually being put into production in the next few years, the number of employees will increase and coupled with the effect of inflation, the total amount of employees’ wages in the future are expected to have a larger increase. On that basis, pursuant to the Proposed Provision of Insurance Fund Administrative Services Agreement, the Company estimates that the amounts of insurance fund of the free transfer services provided by the Parent Company to the Company for the three years ending 31 December 2017 will be RMB1,501,830,000, RMB1,576,905,000 and RMB1,655,775,000 respectively.

LETTER FROM THE BOARD

Reasons and benefits for entering into the Proposed Provision of Insurance Fund Administrative Services Agreement

When the Company was established in 1997, the Parent Company injected assets in the production and operation nature such as coal mines and other assets relating to coal production into the Company and retained the non-profit divisions such as social logistics services. In order to reduce operating costs, the Company did not set up a department for management of insurance fund, instead the Company entrusted the relevant department of Yankaung Group to transfer the relevant insurance fund on behalf of the Company on a free of charge basis.

Since the Company does not have the resources to provide social services, the social services such as medical insurance and social security under the Proposed Provision of Insurance Fund Administrative Services Agreement are essential to the Group and are most efficient if the transfer services are provided by the Parent Company on a free of charge basis.

Implications of the Hong Kong Listing Rules

As the provision of insurance fund administrative services by the Parent Company is on a free of charge basis, the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions contemplated thereunder are exempt from all reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

According to the applicable PRC regulations, the Company will submit the resolution relating to the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions thereunder for the Independent Shareholders’ approval at the EGM.

The Directors consider that the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions contemplated thereunder are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

3.	The Proposed Provision of Materials Supply Agreement

On 23 April 2012, the Company entered into the Existing Provision of Materials Supply Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Materials Supply Agreement.

LETTER FROM THE BOARD

The Proposed Provision of Materials Supply Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Materials Supply Agreement relating to the renewal of the Existing Provision of Materials Supply Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Materials Supply Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major terms

The Parent Company would provide the following supplies to the Company: rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies and coal.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Provision of Materials Supply Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Proposed Provision of Materials Supply Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Provision of Materials Supply Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

LETTER FROM THE BOARD

Pricing

All materials would be supplied at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

The Parent Company has undertaken that the price of such supplies would not be higher than the price offered by the Parent Company to independent third parties for the same type of materials, that it would give priority in providing such supplies to the Company and that, where appropriate, it would provide such supplies to the Company at a favourable price.

In the event that the terms of provision of any materials by any third party are better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company would be entitled to purchase any such materials from other third parties.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Materials Supply Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

LETTER FROM THE BOARD

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Materials Supply Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Period
from 1
				Year	January
				ending 31	2014 to 30
Year ended		Year ended		December	September
31 December 2012		31 December 2013		2014	2014
Annual	Actual	Annual	Actual	Annual	Actual
cap	amount	cap	amount	cap	amount
(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
2,467,930	1,552,758	1,404,710	1,196,372	1,312,750	962,671

As at the Latest Practicable Date, the existing annual cap for the year 2014 has not been exceeded.

As the Company’s scale of production and operation continuously increases, new projects such as Ordos Yingpanhao coal mine, Shilawusu coal mine and Heze Nenghua Wanfu coal mine will be expedited. The Company expects that the increase in the domestic coal production of the Company in 2015 will be approximately 11%. Therefore, in the next three years, the amount of centralised procurement quantity of materials and equipment will be large and the needs of materials and equipment will further increase. After considering the historical amount, the Board proposed that the total annual amounts of the service fee payable by the Company to Yankuang Group under the Proposed Provision of Materials Supply Agreement shall not exceed RMB1,387,000,000, RMB1,544,000,000 and RMB1,719,000,000 for the three financial years ending 31 December 2015, 2016 and 2017. Since the Company only referred to the expected increase in domestic coal production in 2015 when calculating the annual caps for the purchase of materials and equipment for 2015 to 2017, in the event that the domestic coal production sees a greater increase in 2016 and 2017 and the relevant annual caps for the purchase cannot meet the actual needs, the Company will consider making purchases from independent third parties.

Reasons and benefits for entering into the Proposed Provision of Materials Supply Agreement

With the expansion of the Company’s business and the requirement of safe production standard set by the State becoming more stringent, the needs of the Company for the type and number of production materials and equipment increased accordingly and the requirement for the quality of the products is also improved. The Company therefore needs stable suppliers. The quality of certain equipment and materials produced by Yankuang Group are better than those in the open market and the production site of such equipment and materials is near the coal mines of the Company, which provides more convenient transportation conditions.

LETTER FROM THE BOARD

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Materials Supply Agreement are expected to be more than 5% on an annual basis, the Proposed Provision of Materials Supply Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors consider that the Proposed Provision of Materials Supply Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

4.	The Proposed Provision of Products, Materials and Equipment Leasing Agreement

On 23 April 2012, the Company entered into the Existing Provision of Products, Materials and Equipment Leasing Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. The Existing Provision of Products, Materials and Equipment Leasing Agreement, the transactions thereunder and the annual caps were approved by the Independent Shareholders at the 2011 annual general meeting of the Company held on 22 June 2012. Due to the increasing business demands of the Parent Company, the annual cap for the year ending 31 December 2014 was further revised and approved by the Independent Shareholders at the 2013 annual general meeting of the Company held on 14 May 2014. Please refer to the announcements of the Company dated 5 April 2012 and 21 March 2014 and the circulars of the Company dated 8 May 2012 and 28 March 2014 for the details of the Existing Provision of Products, Materials and Equipment Leasing Agreement.

The Proposed Provision of Products, Materials and Equipment Leasing Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Products, Materials and Equipment Leasing Agreement relating to the renewal of the Existing Provision of Products, Materials and Equipment Leasing Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

LETTER FROM THE BOARD

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Products, Materials and Equipment Leasing Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major Terms

Pursuant to the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the Company would provide the followings to the Parent Company: coal products; materials including steel, non-ferrous metal, timber, grease and oil product, axles, labour safety products and other related products and materials; methanol; and lease of equipment.

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Provision of Products, Materials and Equipment Leasing Agreement enter into specific contracts.

Payment

(1)	The payment of consideration of the Proposed Provision of Products, Materials and Equipment Leasing Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Provision of Products, Materials and Equipment Leasing Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

All products and materials and equipment leasing (excluding grease and oil products which are subject to State-prescribed Price) shall be provided to the Parent Company at Market Price and the parties would in so far as possible assess such price before the commencement of each financial year.

LETTER FROM THE BOARD

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at lease two independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

With respect to grease and oil products, the price of gasoline and diesel is currently regulated and controlled by the NDRC. The NDRC will adjust the price of gasoline and diesel and related products with reference to the price of international crude oil. Such information is publicly available on the NDRC’s website. The sales department of the Company and its designated persons are mainly responsible for monitoring the State-prescribed Price and the fluctuations of the crude oil price in the PRC. In case the NDRC issued notice to the public to adjust the price of the relevant products, the Company will respond accordingly and adjust the relevant price in a timely manner.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Products, Materials and Equipment Leasing Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Products, Materials and Equipment Leasing Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Period
from 1
				Year	January
				ending 31	2014 to 30
Year ended		Year ended		December	September
31 December 2012		31 December 2013		2014	2014
Annual	Actual	Annual	Actual	Annual	Actual
cap	amount	cap	amount	cap	amount
(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
4,163,900	3,635,988	4,180,900	3,294,968	5,315,900	2,326,138

As at the Latest Practicable Date, the existing annual cap for the year 2014 has not been exceeded.

LETTER FROM THE BOARD

The Board considered the historical amount and the following factors: (i) due to the decrease in coal price and the continuous improvement on operation performance of the Yankuang Group’s coal chemical and electrolytic aluminum projects, the production volume of the chemical products during 2015 to 2017 will increase by approximately 30% to 40% compared to that of 2014 and the needs for coal products (assuming 2.5 tonne coal could produce 1 tonne methanol) would increase accordingly. It is expected that from 2015 to 2017, the sales of coal by the Company to Yankuang Group will be increased by 39%, 46% and 54% respectively compared to that of 2014 and it is expected that the annual cap for the sales of coal will be RMB3,671 million, RMB3,881 million and RMB4,091 million, respectively; (ii) the prices of different types of raw materials and equipment increase constantly and Yankuang Group’s certain projects such as coal mines located in Guizhou and Xinjiang regions have been gradually moved into the construction or the operational phase, its demand for materials such as steel, non-ferrous metals and grease and oil product will increase. It is expected that the annual cap for the supply of materials and products will be RMB1,053 million, RMB1,247 million and RMB1,481 million, respectively; (iii) the sales volume of the Company’s Shaanxi Yulin 0.6 million tonnes methanol project is expected to be 0.1 million tonnes in 2014. With the operation of the Company’s Ordos 0.9 million tonnes methanol project in the first quarter of 2015, the methanol products available to sell to Yankuang Group by the Company will be increased. During 2015 to 2017, it is expected that the annual sales volume of the methanol products by the Company to Yankuang Group will increase by 0.4 million tonnes and the annual cap for the sale of methanol will be RMB768 million each year; and (iv) since Yankuang Group plans to increase the production of certain coal mines in the next few years, Yankuang Group’s demand for integrated machinery and equipment will increase and Zhongyin Finance Lease Company Limited (“Zhongyin Finance Lease”), a wholly owned subsidiary of the Company, was established on 20 May 2014 in the free trade zone in Shanghai and will provide property lease and equipment finance lease services to Yankuang Group based on its operation needs. Zhongyin Finance Lease will lease a property in Shanghai Pudong new district with a total area of 1,915 square meters for office use. The annual rental of approximately RMB5.6 million was determined with reference to the rental rates of a number of properties of the same standard and comparable conditions in Shanghai Pudong district and its surrounding areas in Shanghai. Based on the operation and production needs of Yankuang Group’s coal mines in Guizhou and Xinjiang with a total expected production volume of 5.98 million tonnes, 5.90 million tonnes and 5.78 million tonnes during 2015 to 2017 and the estimated equipment investment costs in the mining area in Guizhou and Xinjiang, Zhongyin Finance Lease will provide equipment finance lease services to Yankuang Group for a total amount of RMB329.55 million, RMB659.10 million and RMB988.65 million during 2015 to 2017 (as the lease term will be more than one year, the amounts of 2016 and 2017 will include the amounts incurred in the previous years.). It is expected that, during 2015 to 2017, the annual cap for the property and equipment leasing services will be RMB335.15 million, RMB664.70 million and RMB994.25 million, respectively. The Board therefore proposed that the annual caps payable by Yankuang Group to the Company under the Proposed Provision of Products, Materials and Equipment Leasing Agreement shall not exceed RMB5,827,150,000, RMB6,560,700,000 and RMB7,334,250,000 for the three financial years ending 31 December 2015, 2016 and 2017. The detailed breakdown of the annual cap in respect of the transactions under the Proposed Provision of Products, Materials and Equipment Leasing Agreement is set out below:

LETTER FROM THE BOARD

	For the year	For the year	For the year
	ending 31	ending 31	ending 31
	December	December	December
	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Sales of coal products	3,671,000	3,881,000	4,091,000
Supply of materials and products	1,053,000	1,247,000	1,481,000
Property and equipment leasing services	335,150	664,700	994,250
Sales of methanol	768,000	768,000	768,000

Total	5,827,150	6,560,700	7,334,250

Reasons and benefits for entering into the Proposed Provision of Products, Materials and Equipment Leasing Agreement

Due to the close proximity between the Parent Company and the Company, the provision of products and materials by the Company to the Parent Company at Market Price can reduce the management and operational costs of the Group and achieve stable sales market. Meanwhile, the Company’s material supply centre has the qualification to deal in materials and equipment and is able to purchase materials and equipment at wholesale price which is lower than the Market Price and sell to the Parent Company the materials and supplies at Market Price to increase the Company’s operating profit. Furthermore, Zhongyin Finance Lease will take advantage of various preferential policies for its property lease and finance lease business to further improve the Company’s overall profitability. The Company could effectively control the risks of finance lease business and achieve economic benefits through Zhongyin Finance Lease by provision of equipment leasing to Yankuang Group based on its operation needs under normal commercial terms.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Products, Materials and Equipment Leasing Agreement are expected to be more than 5% on an annual basis, the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

The Directors consider that the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

5.	The Proposed Provision of Electricity and Heat Agreement

On 23 April 2012, the Company entered into the Existing Provision of Electricity and Heat Agreement with Yankuang Group for a term of three years commencing from 1 January 2012 to 31 December 2014. Please refer to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 for the details of the Existing Provision of Electricity and Heat Agreement.

The Proposed Provision of Electricity and Heat Agreement

On 24 October 2014, the Company entered into the Proposed Provision of Electricity and Heat Agreement relating to the renewal of the Existing Provision of Electricity and Heat Agreement with Yankuang Group on substantially the same terms.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group

Term

The Proposed Provision of Electricity and Heat Agreement is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

Major Terms

Pursuant to the Proposed Provision of Electricity and Heat Agreement, the Company would supply electricity and heat to the Parent Company at the terms to be agreed and confirmed in writing by the parties from time to time.

Payment

(1)	The payment of consideration of the Proposed Provision of Electricity and Heat Agreement can be settled on a one-off basis or by installment in accordance item (2) below.

LETTER FROM THE BOARD

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Provision of Electricity and Heat Agreement in its accounts on or before the last business day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

Pricing

The price of the electricity and heat provided by the Company under the Proposed Provision of Electricity and Heat Agreement would be determined based on the price approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau) and would be settled by the actual amounts used by the Parent Company.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Provision of Electricity and Heat Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The historical amount, proposed annual caps and reasons

Set out below are the historical annual amounts of the Existing Provision of Electricity and Heat Agreement for the two financial years ended 31 December 2013 and nine months ended 30 September 2014:

Period
from 1
				Year	January
				ending 31	2014 to 30
Year ended		Year ended		December	September
31 December 2012		31 December 2013		2014	2014
Annual	Actual	Annual	Actual	Annual	Actual
cap	amount	cap	amount	cap	amount
(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
268,800	167,295	268,800	111,675	268,800	85,934

As at the Latest Practicable Date, the existing annual cap for the year 2014 has not been exceeded.

As there will be no significant change in the arenas and nature of which the Parent Company utilise electricity and the total area of the Parent Company for receiving the heat supply will not change significantly. After considering the historical amount, the Board proposed that the annual caps payable by the Parent Company to the Company under the Proposed Provision of Electricity and Heat Agreement shall not exceed RMB142,600,000, RMB143,700,000 and RMB144,800,000 for the three financial years ending 31 December 2015, 2016 and 2017.

LETTER FROM THE BOARD

Reasons and benefits for entering into the Proposed Provision of Electricity and Heat Agreement

Due to the close proximity between the Parent Company and the Company, the provision of electricity and heat by the Company to the Parent Company through the existing electric power circuit and heat distribution pipeline can achieve stable sales market and economic benefit.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions under the Proposed Provision of Electricity and Heat Agreement exceed 0.1% but are less than 5% on an annual basis, the Proposed Provision of Electricity and Heat Agreement, the transactions contemplated thereunder and the proposed annual caps are subject to reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

According to the applicable PRC regulations, the Company will submit the resolution relating to the Proposed Provision of Electricity and Heat Agreement and the transactions thereunder for the Independent Shareholders’ approval at the EGM.

The Directors consider that the Proposed Provision of Electricity and Heat Agreement, the transactions contemplated thereunder and the proposed annual caps are: (i) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

6.	The Proposed Financial Services Agreement

On 21 March 2014, the Company entered into the Existing Financial Services Agreement with Yankuang Group Finance for a term of one year commencing from 1 April 2014 to 31 March 2015. Please refer to the announcement of the Company dated 21 March 2014 for the details of the Existing Financial Services Agreement.

The Proposed Financial Services Agreement

On 24 October 2014, the Company entered into the Proposed Financial Services Agreement relating to the renewal of the Existing Financial Services Agreement Agreement with Yankuang Group Finance on substantially the same terms.

Pursuant to the Proposed Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Proposed Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

LETTER FROM THE BOARD

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is one of a number of financial institutions providing financial services to the Group.

Date

24 October 2014

Parties

(1) the Company; and

(2) Yankuang Group Finance

Term

The Proposed Financial Services Agreement is for a term of three years with effect from 1 January 2015 and will expire on 31 December 2017. Upon the effective date of the Proposed Financial Services Agreement, the Existing Financial Services Agreement will be terminated automatically.

Major terms and pricing

1.	Pursuant to the Proposed Financial Services Agreement, the Group has the right to choose the financial institution for the provision of financial services and to decide the financial institution for deposit services and loan services as well as the amounts involved in such services based on its own business needs.

2.	Yankuang Group Finance positions the Group as its key customer and undertakes that the terms for the provision of financial services to the Group shall, at any time, be no less favorable than those for similar services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank and other banks in the PRC (“Major Commercial Banks in the PRC”).

LETTER FROM THE BOARD

3.	Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above principles:

(1)	Deposit services

The maximum daily deposit balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance shall not exceed RMB3.00 billion in each financial year.

The interest rate for the Group’s deposit with Yankuang Group Finance shall be no less than the interest rate promulgated by the People’s Bank of China for the same type of deposit for the same period, or the interest rate offered by the Major Commercial Banks in the PRC for the same type of deposit for the same period, or the interest rate offered by Yankuang Group Finance to other group members of Yankuang Group for the same type of deposit for the same period. The interest rate for the Group’s deposit may be increased up to 10% based on the interest rate promulgated by the People’s Bank of China.

(2)	Comprehensive credit facility services

Yankuang Group Finance shall provide comprehensive credit facilities with an annual maximum amount of RMB2.25 billion (including accrued interests) to the Group;

The interest rate for the loan to be provided by Yankuang Group Finance to the Group shall be no more than the interest rate offered by the Major Commercial Banks in the PRC for the comparable loan for the same period. Yankuang Group Finance shall provide the loans to the Group on normal commercial terms and no security over the assets of the Company will be required. The interest rate for the loan to be provided by Yankuang Group Finance to the Group may be decreased up to 20% based on the interest rate for loans promulgated by the People’s Bank of China.

(3)	Miscellaneous financial services, including

(a)	note discounting services: the rate for the note discounting services to be offered by Yankuang Group Finance to the Group shall be no more than the rate for note discounting services provided by the Major Commercial Banks in the PRC, and the annual fees payable for such note discounting services shall not exceed RMB36.50 million;

(b)	settlement services: Yankuang Group Finance will provide fund payment and receipt services as well as other ancillary services related to settlement services to the Group through the Company’s settlement accounts with Yankuang Group Finance, and the annual fees payable for such settlement service shall not exceed RMB7.45 million;

LETTER FROM THE BOARD

(c)	bill acceptance services, financial and financing consultation, credit certification and related consultation, agency services and other businesses approved by the CBRC.

The fees charged by Yankuang Group Finance for the provision of aforesaid miscellaneous financial services to the Group shall comply with the relevant prescribed rates determined by the People’s Bank of China or the CBRC (if applicable). In addition, such fees shall be no more than those charged by the Major Commercial Banks in the PRC for the provision of comparable financial services to the Group.

With regard to the deposit services, Yankuang Group Finance will inform the Company’s finance management department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in Yankuang Group Finance, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by Yankuang Group Finance and Major Commercial Banks in the PRC or financial institutions in the PRC in making its choice of service provider. With regard to the comprehensive credit facility services, when loans and financing services are required by the Group, the Company’s finance management department will check and compare the relevant rates set by the Major Commercial Banks in the PRC for the comparable services.

In addition, Yankuang Group Finance will inform the Company’s finance management department the balance of the Group’s deposits in the Yankuang Group Finance and the balance of loans provided by Yankuang Group Finance to the Group on a monthly basis. The finance management department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China and/or Major Commercial Banks in the PRC for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Proposed Financial Services Agreement.

In respect of the above-mentioned miscellaneous financial services, the Company’s finance management department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by at least two Major Commercial Banks in the PRC or broker companies in the PRC and compare with the fees and charges offered by Yankuang Group Finance to ensure the service fees and charges will be no less favourable to the Company than terms available from Major Commercial Banks in the PRC or broker companies in the PRC.

LETTER FROM THE BOARD

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Proposed Financial Services Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

Payment

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances.

Capital Risk Control Measures

To protect the interests of the Shareholders, Yankuang Group Finance made the following statements and warranties under the Proposed Financial Services Agreement in relation to the control of the Group’s capital risk exposure:

(1)	Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

(2)	Yankuang Group Finance will ensure that it will strictly comply with the risk monitoring indicators and guidelines for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

(3)	the Group’s deposits with Yankuang Group Finance can only be used by Yankuang Group Finance for the purposes of provision of loans, note discounting services, settlement services and etc. to the Group. Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

(4)	copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

(5)	monthly financial statements of Yankuang Group Finance will be provided to the Group within ten working days from the beginning of the following month;

(6)	the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the Company Law and the articles of association of Yankuang Group Finance; and

LETTER FROM THE BOARD

(7)	Yankuang Group Finance shall notify the Group immediately on the occurrence of any circumstance that may jeopardize the safety of the Group’s deposits or other situations in which the safety of Group’s funds held by Yankuang Group Finance may potentially be affected. The Group has the right to withdraw all deposits.

The Board considers that the above capital risk control measures adopted by the Company in respect of the continuing connected transactions contemplated under the Proposed Financial Services Agreement are appropriate and that such procedures and measures will give sufficient assurance to the Shareholders that such continuing connected transactions will be appropriately monitored by the Company.

Reasons and benefits for entering into the Proposed Financial Services Agreement

The reasons for the Company to enter into the Proposed Financial Services Agreement with Yankuang Group Finance are as follows:

(1)	the deposit interest rate offered and the fees charged by the Yankuang Group Finance for the provision of comprehensive credit facility services and miscellaneous financial services to the Group is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable financial services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable financial services to other members of Yankuang Group;

(2)	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks associated with Yankuang Group Finance is relatively low;

(3)	the Company directly holds 25% equity interest inYankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance.

The transactions contemplated under the Proposed Financial Services Agreement are expected to optimize the Group’s financial management, increase the efficiency of fund utilization and reduce the cost of financing and the financing risks. They will not be detrimental to the interests of the Company nor will they affect the independence of the Company.

LETTER FROM THE BOARD

Historical amount, proposed cap and reasons

Deposit services

For the two financial years ended 31 December 2012, 31 December 2013 and nine months ended 30 September 2014, the highest daily deposits balance of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the Existing Financial Services Agreement was RMB1.82 billion, RMB2.10 billion and RMB930 million. As at 31 December 2012, 31 December 2013 and 30 September 2014, the balance of the deposits (including accrued interests) of the Group with Yankuang Group Finance was approximately RMB1.7196 billion, RMB103.50 million and RMB927.90 million, respectively.

The Board, having considered (1) the maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the historical amounts of the actual deposits of the Group for the years 2012 and 2013 and nine months ended 30 September 2014; and (2)the monetary funds of the Group as at 31 December 2013 and 30 June 2014; (3) the Company’s plan to place more deposits with Yankuang Group Finance instead of the Major Commercial Banks in the PRC, due to consideration that (a) interest rates for deposits at Yankuang Group Finance shall not be less than the interest rates for the same kind of deposits offered by the Major Commercial Banks in the PRC; and (b) the Company will benefit from investment income attributable to the business operations of Yankuang Group Finance given that Yankuang Group Finance is owned 25% by the Company; and (4) the interests payable by Yankuang Group Finance in relation to the Company’s deposits will be adjusted in accordance with the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period in the next three years, proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Proposed Financial Services Agreement shall not exceed RMB3.00 billion for the three financial years ending 31 December 2015, 2016 and 2017.

Comprehensive credit facility services

For the two financial years ended 31 December 2012 and 31 December 2013 and nine months ended 30 September 2014, the total amount of credit facilities provided by Yankuang Group Finance to the Group under the Former Financial Services Agreements was RMB0, RMB185.102 million and RMB182.977 million, respectively.

Miscellaneous financial services

For the two financial years ended 31 December 2012 and 31 December 2013 and nine months ended 30 September 2014, the total fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Former Financial Services Agreements was RMB1.411 million, RMB1.645 million and RMB0, respectively.

LETTER FROM THE BOARD

The Board, having considered the level of the market rate for the note discounting services and the Company’s note discounting business, proposed that the total annual fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Proposed Financial Services Agreement shall not exceed RMB43.95 million for the three financial years ending 31 December 2015, 2016 and 2017.

Implications of the Hong Kong Listing Rules

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services on the basis of the maximum daily deposit balance (including accrued interests) under the Proposed Financial Services Agreement exceed 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Furthermore, as the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services on the basis of the maximum daily deposit balance (including accrued interests) under the Proposed Financial Services Agreement exceed 5% but are less than 25%, such transactions also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Proposed Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

As the relevant percentage ratios (if applicable) calculated in accordance with the Hong Kong Listing Rules in respect of the total annual service fees for the provision of miscellaneous financial services (including the note discounting services and settlement services by Yankuang Group Finance to the Group) under the Proposed Financial Services Agreement exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors consider that the Proposed Financial Services Agreement was negotiated on arm’s length basis and entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group. The terms of the Proposed Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) and the proposed cap of the annual service fees for the provision of miscellaneous financial services are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

7.	GENERAL

As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company. Yankuang Group (which holds 2,600,000,000 A Shares, representing approximately 52.86% of the issued share capital of the Company) and its associate (being a wholly-owned subsidiary of Yankuang Group which holds 180,000,000 H Shares, representing approximately 3.66% of the issued share capital of the Company), will at the EGM abstain from voting on the ordinary resolution approving the Proposed Continuing Connected Transaction Agreements, the transactions thereunder and their respective proposed annual caps which will be taken by poll as required under the Hong Kong Listing Rules. As at the Latest Practicable Date, so far as the Directors are aware, other than the aforesaid wholly-owned subsidiary of Yankuang Group, there is no other close associate (as defined under the Hong Kong Listing Rules) of Yankuang Group that held Shares and therefore is required to abstain from voting on such ordinary resolution.

The Proposed Continuing Connected Transactions Agreement, the transactions contemplated thereunder and the respective proposed annual caps were approved at the fourth meeting of the sixth session of the Board held on 24 October 2014.

At the aforesaid Board meeting, two Directors, Mr. Li Xiyong and Mr. Zhang Xinwen, being also directors/senior management members of Yankuang Group were regarded as having a material interest in the above mentioned continuing connected transactions and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Independent Board Committee has been established to consider and advise the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and their respective proposed annual caps. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

LETTER FROM THE BOARD

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

III.	THE RIGHTS OFFER, THE SUBSCRIPTION AND THE LETTER OF DEBT SUPPORT

Reference is made to the Announcement in relation to, among others, the Rights Offer, the Subscription and the Letter of Debt Support. Reference is also made to the announcement of the Company dated 24 November 2014 in relations to, among others, the issue of the Prospectus.

On 7 November 2014, Yancoal Australia (a subsidiary controlled the Company), the shares of which are listed on the ASX, proposed to offer 2.32112 Convertible Hybrid Bonds for every 100 Yancoal Australia Shares (rounded up to the nearest whole number of Convertible Hybrid Bonds) to Yancoal Australia Shareholders on a pro rata and renounceable basis to raise fund of an amount up to approximately US$2.3077 billion. The Rights Offer is subject to the approval by the Shareholders at the EGM.

The Company proposed to subscribe, in accordance with the terms of the Convertible Hybrid Bonds, its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer. The Subscription is subject to the approval by the Shareholders at the EGM.

Pursuant to the Voting Commitment Letter, Yankuang Group has irrevocably undertaken to Yancoal Australia that it will vote in favour of all resolutions in connection with the Subscription, the Letter of Debt Support or any other mater relating to the Rights Offer at the EGM.

LETTER FROM THE BOARD

1.	Proposed Rights Offer of Convertible Hybrid Bonds and the Subscription

The Rights Offer

Basis of the Rights Offer:	2.32112 Convertible Hybrid Bonds for every 100 Yancoal Australia Shares (rounded up to the nearest whole number of Convertible Hybrid Bonds)

Issuer:	a wholly-owned subsidiary of Yancoal Australia

Manager:	The manager appointed to manage the Rights Offer.

The Rights Offer will not be underwritten.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the Manager and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

Eligible Subscribers:	Eligible Subscribers are Yancoal Australia Shareholders shown in the register of shareholders of Yancoal Australia on the record date, which may include the following persons:

(1) the Company: as at the Latest Practicable Date, Yancoal Australia is owned as to approximately 78% by the Company;

(2) Noble Group: as at the Latest Practicable Date, Yancoal Australia is owned as to approximately 13.20% by Noble Group;

(3) Other Minority Yancoal Australia Shareholders: as at the Latest Practicable Date, Yancoal Australia is owned as to approximately 8.80% by Other Minority Yancoal Australia Shareholders. To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Other Minority Yancoal Australia Shareholders and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

If any of the Convertible Hybrid Bonds offered under the Rights Offer are not taken up by Eligible Subscribers, directors of the Issuer reserve the right to issue those Convertible Hybrid Bonds at their discretion to any other third party investors.

Shareholders’ approval:	The Rights Offer and the Subscription are conditional upon approval by the Shareholders at the EGM.

LETTER FROM THE BOARD

Principal terms of the Convertible Hybrid Bonds

Reference is made to the summary of the principal terms of the Convertible Hybrid Bonds as stated in the Announcement. As certain terms of the Convertible Hybrid Bonds were not finalized on the date of the Announcement, there will be certain update with respect to the terms of the Convertible Hybrid Bonds disclosed in this circular. Investors shall refer to the terms disclosed in this circular to have a properly informed assessment of the transactions.

Principal terms of the Convertible Hybrid Bonds are set out below:

Issue size:	A total principal amount of up to approximately US$2.3077 billion

Form:	The Convertible Hybrid Bonds are perpetual, convertible, subordinated and unsecured notes of the Issuer.

Term:	The Convertible Hybrid Bonds are perpetual bonds and have no maturity date.

Status:	The Convertible Hybrid Bonds are direct, unsecured and subordinated debt obligations of the Issuer.

Face value:	Each Convertible Hybrid Bond is issued fully paid and with a principal amount of US$100 (“Face Value”).

Distribution:	The initial interest rate is 7% per annum payable semi-annually and is resettable every 5 years. The interest rate will be reset based on the 5 year semi-annual swap rate for USD swap transactions plus the initial margin (the initial margin is the difference between the 7% per annum and the 5 year semi-annual swap rate for USD swap transactions as at the issue date of the Convertible Hybrid Bonds).

LETTER FROM THE BOARD

The 5 year semi-annual swap rate for USD swap transactions, expressed as an annual rate, as displayed on the Reuters screen “ISDAFIX1” (or any successor page) (the “Screen Page”) under the heading “11:00 AM” (as such heading may appear from time to time) as at 11:00 a.m. New York time on any date (the “Relevant Date”) or in the event that the swap rate does not appear on the Screen Page on the Relevant Date, such rate shall mean the percentage rate, expressed as an annual rate, determined on the basis of the 5 year swap rate quotations provided by five leading swap dealers (as selected by the Issuer in good faith) in the interbank market to the Issuer at approximately 11.00 a.m. New York time on the Relevant Date. In addition, as it is in line with the market practice in Australian debt securities market to use the swap rate for USD swap transactions as the basis to adjust the interest rate for USD denominated securities, the Board therefore considers that it is fair and representative reference point to use the swap rate for USD swap transactions as the basis to adjust the interest rate.

Distributions are perpetually deferrable and non-compounding

(a)	Subject to paragraph (b) below and certain restrictions in the terms of the Convertible Hybrid Bonds, the Issuer may, in its sole discretion, elect to defer payment of all or any part of the distribution otherwise payable on the Convertible Hybrid Bonds on a Distribution Payment Date until such time as the Issuer elects to pay it under paragraph (c) below or the Convertible Hybrid Bonds are required to be redeemed.

(b)	The Issuer must notify the Note Trustee and ASX not later than the 5th Business Day prior to the record date for a Distribution Payment Date if the distribution that would otherwise be payable on that Distribution Payment Date will be deferred.

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(c) The Issuer has no obligation to pay any amount of the distribution deferred under this clause except as part of the Redemption Amount of the Convertible Hybrid Bonds if the Convertible Hybrid Bonds are required to be redeemed. However, the Issuer may in its discretion elect to pay such amount as an Optional Distribution Payment at any time on not less than 5 Business Days’ notice to the Note Trustee and ASX.

(d) No additional distribution or other amount is payable by the Issuer in respect of any distribution deferred under this clause.

Conversion period:	A Bondholder may request conversion of the Convertible Hybrid Bonds held by it, subject to Yancoal Australia not redeeming the Convertible Hybrid Bonds, by giving a conversion notice to the Issuer and Yancoal Australia at any time during the period commencing on the day falling 40 days after the date of issue of the Convertible Hybrid Bonds and ending on the date which falls 30 years from the date of issue of the Convertible Hybrid Bonds.

Conversion Shares and Conversion Price:	The initial Conversion Price is US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share, representing an approximately 50% discount to the 20 day volume weighted average price of Yancoal Australia Shares to 5 November 2014.

The number of Conversion Shares to which a Bondholder is entitled upon conversion of the Convertible Hybrid Bonds is determined by the following formula:

Number of Conversion Shares = AFV/Conversion Price

Where:

AFV is the aggregate Face Value being converted by the Bondholder.

The Conversion Price will be subject to adjustment for, among other things, rights issues or bonus issues, off market buy-back, dividends and return of capital and reconstructions of Yancoal Australia Shares.

LETTER FROM THE BOARD

Based on the initial Conversion Price of US$0.10 (equivalent to approximately AUD0.1176) per Conversion Share and assuming full issuance and conversion of the Convertible Hybrid Bonds at the initial Conversion Price, the Convertible Hybrid Bonds will be convertible into approximately 23,076,961,715 new Yancoal Australia Shares, representing:

	(i)	approximately 2,321.12% of the total issued ordinary share capital of Yancoal Australia as at the Latest Practicable Date; and

	(ii)	approximately 95.87% of the total issued ordinary share capital of Yancoal Australia as enlarged.

Ranking of the Conversion Shares:	The new Yancoal Australia Shares issued on conversion will rank equally with all other fully paid Yancoal Australia Shares other than in respect of any dividend or other entitlement for which the applicable record date falls prior to the Conversion Date.

Redemption:	(i)	Redemption on winding up

If an order is made by a court of competent jurisdiction, or an effective resolution is passed, for the winding up of the Issuer or Yancoal Australia, the Issuer must redeem each Convertible Hybrid Bond for its Redemption Amount.

	(ii)	Redemption at the option of the Issuer

(a) Issuer’s option redemption

The Issuer may elect to redeem all or some of the Convertible Hybrid Bonds on the First Reset Date or any Distribution Payment Date thereafter at their Redemption Amount by giving not less than 30 Business Days’ notice of such redemption to the Note Trustee, the Bondholders and ASX.

LETTER FROM THE BOARD

(b)	Redemption event

The Issuer may redeem all (but not some) of the Convertible Hybrid Bonds at any time, in the event of the occurrence of a Tax Event, an Accounting Event or a Change of Control Event, on the redemption date nominated in accordance with the terms of the Convertible Hybrid Bonds for their Redemption Amount by giving at least 30 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Bondholders and ASX and before such notice is given, the Note Trustee has received a certificate signed by two directors of the Issuer that the event or circumstances entitling the Issuer to redeem the Convertible Hybrid Bonds has occurred.

(c)	Clean up option

If at any time the aggregate principal amount of the Convertible Hybrid Bonds outstanding is less than 10% of the aggregate principal amount of the Convertible Hybrid Bonds originally issued, the Issuer may redeem all (but not some) of the Convertible Hybrid Bonds that remain outstanding for their Redemption Amount by giving at least 30 Business Days’ (and no more than 45 Business Days’) notice to the Note Trustee, the Bondholders and ASX nominating the redemption date upon which the Issuer proposes to redeem the Convertible Hybrid Bonds and the proposed redemption date nominated by the Issuer is a Distribution Payment Date.

Notwithstanding the issue of a redemption notice, a Bondholder may give a conversion notice in respect of any of its Convertible Hybrid Bonds which are the subject of the redemption notice up to the Conversion Cut-off Time before the relevant redemption date (or such later date as the Issuer may agree with the relevant Bondholder), and only Convertible Hybrid Bonds for which conversion notices have not been so given or are treated as having not been given will be redeemed on the specified redemption date.

LETTER FROM THE BOARD

(iii)	Resale

(a)    The Issuer may elect that resale occur in relation to all or (subject to paragraph (b) below) some of the Convertible Hybrid Bonds on any date that the Issuer would be entitled to nominate as a redemption date for the Convertible Hybrid Bonds by giving a resale notice at least 30 Business Days (and no more than 45 Business Days) before the resale date to the Note Trustee, the Bondholders and ASX.

(b)    The Issuer may not elect that a resale occur in relation to less than all the Convertible Hybrid Bonds without the consent of any Bondholder whose Convertible Hybrid Bonds are not to be the subject of the resale.

(c)    Any Bondholder whose Convertible Hybrid Bonds are the subject of a resale notice may by notice to the Issuer at any time prior to the Conversion Cut-off Time for the resale date (or prior to such later time to which the time for delivery of conversion notices may be extended under the terms of the Convertible Hybrid Bonds) elect that their Convertible Hybrid Bonds will not be subject to the resale.

(d) If the Issuer issues a resale notice:

(1)    each Bondholder that has not given notice under paragraph (c) above is taken irrevocably to offer to sell the relevant number of their Convertible Hybrid Bonds to the purchaser on the resale date for a cash amount per Convertible Hybrid Bond equal to the Purchase Price (and to have appointed the Issuer as its agent and attorney to do and execute all things and documents which the Issuer considers may be necessary or desirable in connection with that offer and any resulting sale);

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(2)    subject to payment by the purchaser on or before the resale date (or thereafter as contemplated under paragraph (e) below) of the Purchase Price to a Bondholder whose Convertible Hybrid Bonds are to be the subject to the resale, all right, title and interest in those Convertible Hybrid Bonds will be transferred from the Bondholder to the purchaser on the resale date; and

(3)    if the purchaser does not pay the Purchase Price to the relevant Bondholders on the resale date, the relevant number of Convertible Hybrid Bonds will not be transferred to the purchaser and a Bondholder has no claim on the Issuer as a result of that non-payment.

(e)    If any payment to a particular Bondholder is not made or treated as made on the resale date because of any error by or on behalf of the purchaser, the relevant Convertible Hybrid Bonds of that Bondholder will not be transferred until payment is made but the transfer of all other relevant Convertible Hybrid Bonds will not be affected by the failure.

Notwithstanding the issue of a resale notice and that the Bondholder may not have elected that its Convertible Hybrid Bonds not be subject to the relevant resale, a Bondholder may give a conversion notice in respect of any of its Convertible Hybrid Bonds which are subject to the resale at any time before the Conversion Cut-off Time before the relevant resale date (or such later date as the Issuer may agree with the relevant Bondholder), and only the Convertible Hybrid Bonds for which conversion notices have not been so given will be subject to resale on the specified resale date.

Purchase:	The Issuer, Yancoal Australia and any of Yancoal Australia’s other subsidiaries may at any time purchase the Convertible Hybrid Bonds in the open market or otherwise and at any price.

LETTER FROM THE BOARD

The Convertible Hybrid Bonds purchased according to the terms of the Convertible Hybrid Bonds may be held, resold or cancelled at the discretion of the purchaser (and, if the Convertible Hybrid Bonds are to be cancelled, the Issuer), subject to compliance with any applicable law or requirement of ASX.

Cancellation:	The Convertible Hybrid Bonds redeemed, or purchased by Yancoal Australia, the Issuer or another subsidiary of Yancoal Australia which the purchaser and the Issuer elects to cancel, will be cancelled by the Issuer and may not be resold.

Subordinated Guarantee:	The Subordinated Guarantee will:

(i)     guarantee payment and conversion – guarantee that the Issuer will pay amounts that have become due and payable under the Convertible Hybrid Bonds and that Yancoal Australia Shares will be issued on conversion of the Convertible Hybrid Bonds;

(ii)    be subordinated – although claims under the Subordinated Guarantee will have priority over Yancoal Australia Shares, claims under certain intercompany loan agreement and facilities, they will be subordinated to most other claims in a winding up of Yancoal Australia; and

(iii) be unsecured – claims under the Subordinated Guarantee are not secured by a mortgage, charge or other security over any asset or guaranteed by any other person or entity.

Title and transfer:	Title to all the Convertible Hybrid Bonds will be determined, and the Convertible Hybrid Bonds may be transferred, as provided in the Note Trust Deed. Except as provided in the Note Trust Deed or required by law, the Issuer will not recognise any person other than the registered Bondholders as having any title to, or interest in, a Convertible Hybrid Bond.

Listing:	The Convertible Hybrid Bonds and the new Yancoal Australia Shares issued upon conversion will be listed on ASX.

LETTER FROM THE BOARD

No other rights:	The Convertible Hybrid Bonds confer no rights on a Bondholder:

(a) to vote at any meeting of shareholders of the Issuer or Yancoal Australia;

(b) to subscribe for new securities or to participate in any bonus issues of securities of the Issuer or Yancoal Australia; or

(c) to otherwise participate in the profits or property of the Issuer or Yancoal Australia, except as set out in the terms of Convertible Hybrid Bonds or the Note Trust Deed.

Use of proceeds:

US$1.8 billion of the proceeds to repay existing ordinary debt owed by Yancoal Australia to the Company.

The remaining proceeds to partly fund Yancoal Australia’s existing coal operations and future growth.

The Note Trust Deed

The following is a summary only of the principal provisions of the Note Trust Deed:

Parties:	(1) The Issuer and Yancoal Australia;

(2) The Note Trustee

Appointment of Note Trustee and declaration:	The Note Trustee is appointed to hold on trust for Bondholders:

(1) the benefit of the Note Trust Deed;

(2) the right to enforce the Issuer’s duty to repay the Convertible Hybrid Bonds;

(3) the right to enforce Yancoal Australia’s duty under the Subordinated Guarantee;

(4)    the right to enforce all other duties of the Issuer and Yancoal Australia under the terms of the Convertible Hybrid Bonds, the provisions of the Note Trust Deed and Chapter 2L of the Corporations Act of Australia; and

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(5) any other powers and property which the Note Trustee may receive or which may be vested in the Note Trustee.

Yancoal Australia undertakings:	Yancoal Australia has undertaken to the Note Trustee that it will, amongst other things, comply with its obligations under the Convertible Hybrid Bonds, the Note Trust Deed, and Chapter 2L and section 318 of the Corporations Act of Australia.

Title:

(1)    The Convertible Hybrid Bonds are regarded as issued or transferred to a person if and when the person’s name is recorded in the register of Yancoal Australia as the holder of the Convertible Hybrid Bonds in accordance with the Note Trust Deed.

(2)    Title to a Convertible Hybrid Bond vests in the holder of the Convertible Hybrid Bonds. The Issuer and the Note Trustee may treat Bondholders as the absolute beneficial owners of the Convertible Hybrid Bonds held by them and are not bound by or obliged to recognize any other person as having any right or interest in any Convertible Hybrid Bonds whether or not they have notice of such right or interest.

(3) Despite paragraph (1) above, the Bondholder’s title to a Convertible Hybrid Bond is subject to rectification of the Register for fraud or error.

Transfer:

The Convertible Hybrid Bonds are transferrable in whole in accordance with the Note Trust Deed but not otherwise.

A transferor of the Convertible Hybrid Bonds remains the Bondholder until the transfer is registered and the name of the transferee is entered in the register of Yancoal Australia in respect of the Convertible Hybrid Bonds.

Payments:	The Issuer undertakes to pay all amounts due under the Convertible Hybrid Bonds to the Note Trustee. The Note Trustee directs the Issuer to pay such amounts to the Bondholders unless a winding up of the Issuer has commenced.

LETTER FROM THE BOARD

The Note Trust Deed contains provisions entitling the Issuer to withhold payments in various circumstances, including where a Bondholder needs to obtain a governmental approval to be paid an amount, where the Issuer believes that a person other than the Bondholder has become entitled to be registered as Bondholder and receive the payment, and where the Bondholder has not provided sufficient account details to enable the Issuer to make a payment.

Yancoal Australia has undertaken to the Note Trustee to make payments in respect of the Convertible Hybrid Bonds in accordance with the Subordinated Guarantee.

The Subscription

The Company irrevocably undertakes to Yancoal Australia to irrevocably subscribe, in accordance with the Rights Offer based on its shareholding in Yancoal Australia as at the record date (and no more), its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer, subject to the following conditions:

(1)	Yancoal Australia committing to repay the Company and its subsidiaries US$1.8 billion in shareholder loans from the proceeds of the Rights Offer; and

(2)	The Company obtaining the Shareholders’ approval and regulatory approvals (if any) for the Subscription.

Except for the Subscription, the Company will not subscribe for any excess Convertible Hybrid Bonds which are not subscribed by other Eligible Subscribers under the Rights Offer.

Consideration and terms of payment of the Subscription

Based on the Company’s shareholding in Yancoal Australia as at the Latest Practicable Date, the consideration for the Subscription is approximately US$1.8 billion, assuming that the Company will subscribe its full pro rata entitlement of the Convertible Hybrid Bonds under the Rights Offer.

The consideration for the Subscription is to be set off by the existing shareholder loans of US$1.8 billion provided by the Company and its subsidiaries to Yancoal Australia.

The Directors consider that the terms of the Convertible Hybrid Bonds and the Subscription are on normal commercial terms, fair and reasonable based on the current market conditions and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

2.	Shareholding Structure of Yancoal Australia

Upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10 (equivalent to approximately AUD0.1176), a total of approximately 23,076,961,715 Conversion Shares will be issued, representing approximately 2,321.12% of the existing total issued share capital of Yancoal Australia and approximately 95.87% of the total issued share capital of Yancoal Australia as enlarged by the issue of the Conversion Shares.

The following table sets out the shareholding structure of Yancoal Australia (i) as at the Latest Practicable Date; (ii) immediately upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10, assuming that the Company and all other Yancoal Australia Shareholders will subscribe for their pro rata entitlement of the Convertible Hybrid Bonds; (iii) immediately upon full conversion of the Convertible Hybrid Bonds under the Rights Offer at the initial Conversion Price of US$0.10, assuming that only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders will not subscribe for the Convertible Hybrid Bonds; and (iv) assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10, in the case that all Bondholders (other than the Company) exercise the conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription:

Assuming all the Convertible
Hybrid Bonds are converted
			Immediately upon full conversion of				at the initial Conversion
			the Convertible Hybrid Bonds under				Price of US$0.10, in the case
				the Rights Offer at			that all Bondholders (other
			the initial Conversion Price of US$0.10				than the Company) exercise
the conversion rights in full
					assuming only the Company		in respect of all the
					will subscribe for its full pro		Convertible Hybrid Bonds
			assuming the Company and		rata entitlement of the		that they are entitled to
			all other Yancoal Australia		Convertible Hybrid Bonds		subscribe pursuant to the
			Shareholders will subscribe		and all other Yancoal		Rights Offer before the
			for their pro rata entitlement		Australia Shareholders will		Company exercises its
Shareholders of	As at the Latest Practicable		of the Convertible Hybrid		not subscribe for the		conversion rights under the
Yancoal Australia	Date		Bonds		Convertible Hybrid Bonds		Subscription
	Number of		Number of		Number of		Number of
	Yancoal	Approximate	Yancoal	Approximate	Yancoal	Approximate	Yancoal	Approximate
	Australia Shares	%	Australia Shares	%	Australia Shares	%	Australia Shares	%
The Company	775,488,994	78.0	18,775,519,132	78.0	18,775,519,132	98.8	775,488,994	12.8
Noble Group	130,881,705	13.2	3,168,803,136	13.2	130,881,705	0.7	3,168,803,136	52.2
Other Minority Yancoal Australia Shareholders	87,845,960	8.8	2,126,856,107	8.8	87,845,960	0.5	2,126,856,107	35.0

Total	994,216,659	100.00	24,071,178,374	100.00	18,994,246,797	100.00	6,071,148,237	100.00

LETTER FROM THE BOARD

3.	Possible Acquisition

In the case that only the Company will subscribe for its full pro rata entitlement of the Convertible Hybrid Bonds and all other Yancoal Australia Shareholders do not subscribe for the Convertible Hybrid Bonds, assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10, Yancoal Australia will issue approximately 18,000,030,138 new Yancoal Australia Shares to the Company and the equity interest held by the Company in Yancoal Australia will increase from 78.0% to approximately 98.8%. The issue of such new Yancoal Australia Shares by Yancoal Australia to the Company will therefore constitute an acquisition of equity interest of Yancoal Australia by the Company upon conversion of the Convertible Hybrid Bonds to be subscribed by the Company (the “Possible Acquisition”).

Set out below is the audited consolidated financial information of Yancoal Australia Group prepared in accordance with the Australian Accounting Standards for the years ended 31 December 2012 and 2013:

	Year ended 31 December
	2012	2013
	(AUD’000)	(AUD’000)
Net profit (loss) before taxation and extraordinary items	125,538	(1,114,472)
Net profit (loss) after taxation and extraordinary items	375,407	(832,070)

The book value of the net assets of Yancoal Australia as at 31 December 2013 prepared based on the Australian Accounting Standards was AUD977,154,000.

As Gloucester Coal Limited (“Gloucester”) was acquired by Yancoal Australia in June 2012 and as such the 2012 income statement only includes results of Gloucester for the second half year of 2012. According to the merger agreement between Yancoal Australia and Gloucester, Yancoal Australia has excluded the assets of Cameby Downs Mine and Premier Mine by the end of June 2012. The operation information of Cameby Downs Mine and Premier Mine are treated as discontinued operations in the 2012 income statement of Yancoal Australia. The loss in the year 2013 was mainly due to the facts that (i) during 2012, the AUD-USD exchange rate increased which reduced the USD debt liability resulting in a gain of AUD67.2 million, however, in 2013, the exchange rate fell sharply resulting in the USD loans being translated to a higher AUD amount resulting in a AUD369.5 million exchange loss; and (ii) impairment loss of AUD343.0 million was recognised at 30 June 2012 at the Moolarben and Stratford / Duralie mines. This resulted from the book value of the mines not being supported by the cash flow modelling done at the time given the sharp decline in USD coal prices. Furthermore, there was a decrease in operating income due to downturn in the coal market.

4.	Possible Deemed Disposal

In the case that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription, assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10, Yancoal Australia will issue approximately 5,076,931,578 new Yancoal Australia Shares to Noble Group and the Other Minority Yancoal Australia Shareholders in total and the equity interest held by the Company in Yancoal Australia will be diluted from 78.0% to approximately 12.8%. The dilution of the Company’s shareholding in Yancoal Australia will therefore constitute a deemed disposal of approximately 65.2% equity interest of Yancoal Australia by the Company (the “Possible Deemed Disposal”).

LETTER FROM THE BOARD

Financial effect of the Possible Deemed Disposal

Upon the Possible Deemed Disposal, the Company’s interest in Yancoal Australia will be diluted approximately from 78% to 12.77%. Since the Company holds the Convertible Hybrid Bonds, according to the applicable accounting standards, the Company will take into account its underlying rights (e.g. conversion rights) when considering the Company’s control over Yancoal Australia. Therefore, Yancoal Australia will continue to be accounted for as a subsidiary of the Company and its accounts will continue to be consolidated into the accounts of the Group. There will be no impact on the total assets and total liabilities of the Group.

It is expected that the Group will not record any gain or loss from the Possible Deemed Disposal as the Possible Deemed Disposal will be recorded as an equity transaction in accordance with the accounting policy of the Group.

The exact financial effect of the Possible Deemed Disposal are subject to the review by the Company’s auditors.

Company’s intention to retain not less than 51% shareholding in Yancoal Australia

The Company confirms that it is the Company’s intention to convert such number of its Convertible Hybrid Bonds as may be necessary to ensure that the Company retains not less than 51% shareholding in Yancoal Australia.

The Issuer and Yancoal Australia have irrevocably undertaken to the Company:

(1)	to inform the Company of conversion notices received by the Issuer and the number of the Yancoal Australia Shares that would be issued pursuant to those conversion notices within 1 Business Day after receipt of the conversion notices, assuming all the Convertible Hybrid Bonds subject to those conversion notices are converted; and

(2)	allow the Company to submit a conversion notice for the conversion of the Convertible Hybrid Bonds on a Conversion Date at any time which is no later than 2 Business Days after the last date that other Bondholders may submit conversion notices for the conversion of the Convertible Hybrid Bonds on that Conversion Date.

LETTER FROM THE BOARD

5.	Provision of Debt Support by the Company

On 7 November 2014, the Company issued the Letter of Debt Support to Yancoal Australia. To ensure the successful issue of the Convertible Hybrid Bonds, pursuant to the Letter of Debt Support, the Company undertakes that:

1.	the Company will provide debt facility to Yancoal Australia for a term of 10 years which will be subordinated to the existing Bank of China syndicated loans (“Syndicated Loans”) and the Convertible Hybrid Bonds issued under the Rights Offer in the amount of up to AUD1.4 billion for the purpose of Yancoal Australia’s general corporate funding (including but not limited to the operation losses, working capital requirements, capital expenses and interest expenses). Yancoal Australia may drawdown gradually according to its needs.

2.	the Company will provide debt facility to Yancoal Australia for a term of 10 years which will be subordinated to the Syndicated Loans but will rank equally to the Convertible Hybrid Bonds issued under the Rights Offer in the amount of up to AUD807 million (such amount will be adjusted according to the US dollars value of the Convertible Hybrid Bonds issued under the Rights Offer). If it is required by Yancoal Australia and Yancoal Australia’s cashflow is not sufficient to pay the interest of the Convertible Hybrid Bonds, this debt support could be used to pay for the interest of the Convertible Hybrid Bonds for 5 years after the issue date. Yancoal Australia may drawdown gradually according to its needs.

3.	in addition, the Company will ensure that Yanzhou Australia continues to operate so that it remains solvent as long as the shareholding of the Company in Yanzhou Australia is more than 51%. Such undertaking could only be revoked by the Company giving not less than 24-months’ notice (or such shorter notice period as agreed by Yanzhou Australia).

The above undertakings are conditional upon the issue of the Convertible Hybrid Bonds under the Rights Offer being completed and the repayment to the Company of US$1.8 billion shareholder loans from the proceeds of the Rights Offer.

The Letter of Debt Support is subject to the Shareholders’ approval at the EGM. Pursuant to the Voting Commitment Letter, Yankuang Group has irrevocably undertaken to Yancoal Australia that it will vote in favour of the Letter of Debt Support at the EGM.

6.	Information on the Parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

LETTER FROM THE BOARD

Yancoal Australia

Yancoal Australia is an Australian-based coal producer with interests in seven operating mines located in New South Wales and Queensland, Australia. Yancoal Australia’s principal business activity is the production of metallurgical and thermal coal for export for use in the steel and power industries in Asian markets.

7.	Reasons and Benefits for the Subscription

The Rights Offer helps optimizing the capital structure of Yancoal Australia and improving Yancoal Australia’s independent financing capacity to secure future funding for operations and growth opportunities.

The Directors (including independent non-executive Directors) consider that the Subscription is on normal commercial terms and the terms of the Subscription and the transactions contemplated thereunder are also fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

8.	Listing Rules Implications

As Yancoal Australia is a subsidiary of the Company and Noble Group holds approximately 13.20% of the total issued ordinary share capital of Yancoal Australia as at the Latest Practicable Date, Noble Group is a substantial shareholder of Yancoal Australia and thus a connected person of the Company under the Hong Kong Listing Rules. Since the possible issue of the Convertible Hybrid Bonds under the Rights Offer to Noble Group is on a pro rata basis, on normal commercial terms and no security over the assets of the Group is or will be granted in respect of the issue of the Convertible Hybrid Bonds under the Rights Offer to Noble Group, the issue of the Convertible Hybrid Bonds under the Rights Offer and the underlying Yancoal Australia Shares to Noble Group is therefore exempt from all reporting, announcement and independent shareholders’ approval requirements pursuant to Rules 14A.90 and 14A.92(1) of the Hong Kong Listing Rules. As the Rights Offer is an issue of new securities by the Company’s subsidiary to Yancoal Australia Shareholders on a pro rata basis, the Rights Offer does not constitute transactions under Chapter 14 of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Possible Acquisition exceed 25% but are less than 100%, the Possible Acquisition constitutes a major transaction of the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules. As the exercise of the conversion rights under the Convertible Hybrid Bonds is at the discretion of the Company, the Company will separately comply with all applicable obligations under Chapter 14 of the Hong Kong Listing Rules at the time of the Company proposes to exercise its rights to convert the Convertible Hybrid Bonds to be subscribed by it into Conversion Shares. It is the intention of the Company to maintain Yancoal Australia as its subsidiary.

LETTER FROM THE BOARD

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the Possible Deemed Disposal exceed 25% but are less than 75%, the Possible Deemed Disposal constitutes a major transaction of the Company and is subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

As the Subscription and the provision of Letter of Debt Support by the Company to Yancoal Australia are provision of financial assistance to subsidiary of the Company, such transactions do not constitute transactions under Chapter 14 of the Hong Kong Listing Rules. However, according to the PRC laws and rules, the Subscription and the provision of Letter of Debt Support by the Company are subject to Shareholders’ approval at the EGM.

9.	General

None of the Shareholders have any material interest or will abstain from voting at the EGM on the relevant ordinary resolutions approving the Rights Offer, the Subscription, the Letter of Debt Support and the Possible Deemed Disposal, which will be taken on poll as required under the Hong Kong Listing Rules.

IV.	EGM

The following resolution will be proposed to the Shareholders at the EGM:

As ordinary resolution:

1.	To consider and approve each of the following Proposed Continuing Connected Transactions Agreements and their respective annual caps:

(1)	Approve the entering into of the Proposed Provision of Materials Supply Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(2)	Approve the entering into of the Proposed Mutual Provision of Labour and Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(3)	Approve the entering into of the Proposed Provision of Insurance Fund Administrative Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(4)	Approve the entering into of the Proposed Provision of Products, Materials and Equipment Leasing Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

LETTER FROM THE BOARD

(5)	Approve the entering into of the Proposed Provision of Electricity and Heat Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(6)	Approve the entering into of the Proposed Financial Services Agreement by the Company with Yankuang Group Finance for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

2.	To consider and approve each of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”:

(1)	Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

(2)	Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds;

(3)	Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;

(4)	Approve the possible deemed disposal of up to approximately 65.2% equity interest (assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10 into Conversion Shares) of Yancoal Australia by the Company in the event that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription; and

(5)	Approve, authorize, confirm and ratify the Company’s chairman (“Chairman”) and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

LETTER FROM THE BOARD

V.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Wednesday, 12 November 2014 to Friday, 12 December 2014, both days inclusive, during which period no transfer of the Company’s H Shares will be registered. In order to attend EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 November 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the EGM.

VI.	RECOMMENDATION

The Directors consider that the proposal relating to: (1) the Proposed Continuing Connected Transactions; and (2) the Rights Offer, the Subscription, the Letter of Debt Support and the Possible Deemed Disposal are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolution to be proposed at the EGM.

VII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I and Appendix II to this circular.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:

298 South Fushan Road

Zoucheng

Shandong Province

PRC

Postal Code: 273500

Principal place of business in Hong Kong:

Rooms 2008-12

20/F., The Center

99 Queen’s Road Central

Hong Kong

27 November 2014

To Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 27 November 2014 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires. We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and their respective proposed annual caps for the three years ending 31 December 2015, 2016 and 2017 are fair and reasonable in so far as the Independent Shareholders are concerned.

Guotai Junan has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement in respect of the deposit services and their respective proposed annual caps. The letter from Guotai Junan, which contains its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 67 to 105 of this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the “Letter from the Board” set out on pages 11 to 64 of this Circular and the additional information set out in the Appendix II to this Circular. Having taken into account the terms of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and having considered the interests of the Independent Shareholders and the advice from Guotai Junan, we consider that the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and their respective proposed annual caps are (i) fair and reasonable; (ii) on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (iii) in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement and their respective proposed annual caps.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Wang Lijie	Jia Shaohua	Wang Xiaojun	Xue Youzhi
Independent Board Committee

LETTER FROM GUOTAI JUNAN

To:	the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Mutual Provision of Labour and Services Agreement, the Proposed Provision of Materials Supply Agreement, the Proposed Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Financial Services Agreement in respect of the deposit services (the “Proposed Non-exempt Continuing Connected Transaction Agreements”) and the transactions contemplated thereunder (the “Proposed Non-exempt Continuing Connected Transactions”), in particular, the proposed annual caps for the three years ending 31 December 2017 (the “Proposed Annual Caps”). Details of the Proposed Non-exempt Continuing Connected Transactions, among other things, are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 27 November 2014 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined. In this letter, references to the Company and Yankuang Group in relation to the provision of labour, services or supplies in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of Yankuang Group, its subsidiaries and its associates, excluding the Group.

As at the Latest Practicable Date, (i) Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of total issued share capital of the Company and hence a connected person of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules; and (ii) Yankuang Group holds 70% equity interests in Yankuang Group Finance which in turn is an associate of Yankuang Group and therefore a connected person of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Proposed Continuing Connected Transaction Agreements constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM GUOTAI JUNAN

As set out in the Letter from the Board, (i) under the Proposed Provision of Insurance Fund Administrative Services Agreement Yankuang Group will provide insurance fund administrative and transfer services to our Group on a free of charge basis; and under the Proposed Financial Services Agreement Yankuang Group Finance will provide comprehensive credit facility services to our Group which are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services; for financial assistance received by the Group from a connected person or commonly held entity is fully exempt if, it is conducted on normal commercial terms or better, and it is not secured by the assets of the Group, under Rule 14A.90 of the Listing Rules. Hence, the Proposed Provision of Insurance Fund Administrative Services Agreement and the transactions contemplated thereunder, as well as the Proposed Financial Services Agreement and the transaction in respect of the provision of comprehensive credit facility services, are exempt from all reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules and no annual cap is required to be set for the provision of such services; and (ii) the relevant applicable percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of transactions contemplated under the Proposed Provision of Electricity and Heat Agreement and the total annual service fees for the provision of miscellaneous financial services by Yankuang Group Finance to the Company under the Proposed Financial Services Agreement are expected to exceed 0.1% but are less than 5% on an annual basis, such transactions are subject to reporting, annual review and announcement but are exempt from the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rule. Save as the aforementioned, the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules in respect of the transactions contemplated under the Proposed Continuing Connected Transaction Agreements are expected to be higher than 5% on an annual basis, such transactions are subject to reporting, annual review, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As stated in the Letter from the Board, the Proposed Continuing Connected Transaction Agreements, the transactions contemplated thereunder and the respective proposed annual caps are subject to approval by the Independent Shareholders by way of poll at the EGM and Yankuang Group and its associate(s), if any, will at the EGM abstain from voting on approving relevant proposed resolutions. After the obtaining of the Independent Shareholders’ approval, the Company will carry on each of the Proposed Non-exempt Continuing Connected Transactions, subject to the annual amount of each of such Proposed Non-exempt Continuing Connected Transactions for each financial year not exceeding the respective Proposed Annual Caps. The Board proposes to put forward the Financial Services Agreement in its entirety at the EGM for approval. In the event that the Proposed Financial Services Agreement is not approved at the EGM, the Proposed Financial Services Agreement entered into between the Company and Yankuang Group Finance on 24 October 2014 shall not take effect. The Company will comply with the requirements specified under the Hong Kong Listing Rules in respect of the conduct of such Proposed Non-exempt Continuing Connected Transactions.

The Proposed Continuing Connected Transaction Agreements, the transactions contemplated thereunder and the respective proposed annual caps were approved at the fourth meeting of the sixth session of the Board held on 24 October 2014. At the aforesaid board meeting, Mr. Li Xiyong and Mr. Zhang Xinwen, being the Directors, are also the directors/senior management members of Yankuang Group. They were regarded as having a material interest in the Proposed Continuing Connected Transactions and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of our Directors has a material interest in such transactions.

LETTER FROM GUOTAI JUNAN

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee and the Independent Shareholders with an independent opinion and recommendation as to whether (i) the Proposed Non-exempt Continuing Connected Transaction Agreements entered into by the Company for its ordinary and usual course of business of the Group; (ii) the Proposed Non-exempt Continuing Connected Transactions are on normal commercial terms; (iii) the terms of the Proposed Non-exempt Continuing Connected Transaction Agreements are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (iv) the Independent Shareholders should vote in favour of the resolutions to approve the Proposed Non-exempt Continuing Connected Transaction Agreements, the transactions to be contemplated thereunder and the Proposed Annual Caps at the EGM.

BASIS OF OUR OPINION

In formulating our opinion, we consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80 of the Hong Kong Listing Rules including the notes thereto to reach an informed view and to provide a reasonable basis for our recommendation. We have relied on the information, statements, opinion and representations contained or referred to in this circular and all information, facts supplied, opinions expressed and representations which have been provided by the Directors and management of the Company, for which they are solely and wholly responsible, are true, accurate and complete in all material aspects at the time when they were made and up to the date of the EGM. We have also assumed that all statements of belief, opinion and intention of the Directors as set out in the letter from the Board contained in this circular were reasonably made after due and careful inquiry. We have also sought and received confirmation from the Directors that all material relevant information has been supplied to us and that no material facts have been omitted from the information provided and opinions expressed to us.

The Directors confirmed that they have provided us with all currently available information and documents which are available under present circumstances to enable us to reach an informed view and we have relied on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinion and recommendation. We have no reason to suspect that any material facts or information, which is known to the Company, have been omitted or withheld from the information supplied or opinions expressed in this circular nor to doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the management of the Company and the Directors which have been provided to us. We have not, however, conducted any independent verification on the information provided to us by the Directors, nor have we conducted any form of independent in-depth investigation into the business and affairs or the prospects of the Company, Yankuang Group or any of their respective subsidiaries or associates.

LETTER FROM GUOTAI JUNAN

Apart from normal professional fees for our services to the Company in connection with this appointment, no arrangement exists whereby Guotai Junan will receive any benefits from the Company or any of its associates. Within the past two years from the Latest Practicable Date, we were engaged as the independent financial adviser by the Company for one occasion, details of which were set out in the circular of the Company dated 28 March 2014. Given our independence role and normal professional fees received from the Company under the past engagement, we consider it would not affect our independence to form our opinion in this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation to the Independent Board Committee and the Independent Shareholders with regard to the Proposed Non-exempt Continuing Connected Transactions, we have taken into account the following principal factors and reasons:

I. The coal industry in the PRC

The following table sets out the production and consumption of coal in the PRC from 2011 to 2013:

	Consumption and production of			CAGR
	coal in the PRC			from 2011
	2011	2012	2013	to 2013
	(million	(million	(million
	tones oil	tones oil	tones oil
	or	or	or
	equivalent)	equivalent)	equivalent)	(%)
Coal consumption	1,760.8	1,856.4	1,925.3	4.57
Coal production	1,758.0	1,822.5	1,840.0	2.31

Source:	The report headed “BP Statistical Review of World Energy June 2014” (the “BP Report”) issued by BP p.l.c., a global energy company with headquarters in London, the issued shares of which are listed on London Stock Exchange and New York Stock Exchange.

The consumption of coal in the PRC increased from approximately 1,760.8 million tonnes oil or equivalent in 2011 to approximately 1,925.3 million tonnes oil or equivalent in 2013, representing a compound annual growth rate (“CAGR”) of approximately 4.57%. On the other hand, the production of coal in the PRC increased from approximately 1,758.0 million tonnes oil or equivalent in 2011 to approximately 1,840.0 million tonnes oil or equivalent in 2013, representing a CAGR of approximately 2.31%. As stated in the annual report of the Company for the year ended 31 December 2013 (the “Annual Report 2013”), the Directors anticipated that the supply and demand of coal in both domestic and overseas markets will generally remain in a relaxed trend. As stated in the interim report of the Company for the six months ended 30 June 2014 (the “Interim Report 2014”), the Directors indicated that the demand for coal in the domestic and overseas markets was weak in the first half of 2014.

LETTER FROM GUOTAI JUNAN

II. Information on the Group

As set out in the Letter from the Board, the Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

According to the annual report of the Company for the year ended 31 December 2012, the Annual Report 2013 and the Interim Report 2014 the amount of gross sales of coal and the percentage of such sales to total revenue of the Group for each of the three years ended 31 December 2013 and the six months ended 30 June 2014 (prepared under the International Financial Reporting Standards (the “IFRSs”)) are set out as follows:

				Six
				months
				ended 30
	Year ended 31 December			June
	2011	2012	2013	2014
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Audited)	(Audited)	(Audited)	(Unaudited)
Gross sales of coal	45,181,229	56,200,600	54,444,843	30,004,950
Total revenue	47,065,840	58,146,184	56,401,826	30,933,389
Percentage of gross sales of coal to total revenue	96.0%	96.7%	96.5%	97.0%

From the year ended 31 December 2011 to the six months ended 30 June 2014, the gross sales of coal accounted for 96% or above of the total revenue of the Group while the CAGR of the gross sales of coal was approximately 9.77% for the three years ended 31 December 2013. As set out in the paragraph headed “I. The coal industry in the PRC” above, the aforesaid CAGR of the gross sales of coal of the Group was over two times to the CAGR of the coal consumption of approximately 4.57% and was over four times to the CAGR of the coal production of approximately 2.31% in the PRC for the three years ended 31 December 2013.

LETTER FROM GUOTAI JUNAN

III. Information on Yankuang Group and Yankuang Group Finance

Information on Yankuang Group

As set out in the Letter from the Board, Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this letter, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Information on Yankuang Group Finance

As set out in the Letter from the Board, the business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans. As at the date of this letter, Yankuang Group Finance is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively, and is hence a connected person of the Company.

IV.	Existing Continuing Connected Transactions

The Existing Continuing Connected Transaction Agreements with the Yankuang Group and Yankuang Group Finance (as the case may be) relevant to the Proposed Non-exempt Continuing Connected Transactions include:

A1	Existing Provision of Labour and Services Agreement and Existing Provision of Specific Labour and Services Agreement

A3	Existing Provision of Materials Supply Agreement

A4	Existing Provision of Products, Materials and Equipment Leasing Agreement

A6	Existing Financial Services Agreement and Former Financial Services Agreements

Summary of the principal terms and conditions of the above Existing Continuing Connected Transactions are set out in the Letter from the Board.

LETTER FROM GUOTAI JUNAN

V.	Reasons for and benefits of entering into the Proposed Non-exempt Continuing Connected Transactions

As set out in the Letter from the Board, the Board is of the view that the Proposed Continuing Connected Transactions (including the Proposed Non-exempt Continuing Connected Transactions) are essential to the normal operations and are for the benefits of the Company for the following reasons:

(i)	Proposed provision of labour and services by Yankuang Group

Both Yankuang Group and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply of labour and services from Yankuang Group and thereby reducing the operational risks and the financing costs and risks and enhance the daily operation efficiency of the Company.

(ii)	Proposed provision of labour and services by the Company

The Company has professional skills of and rich management experience in coal mining operation and coal washing and processing, the Company’s operating profits can therefore be increased by providing professional services including operation of coal mines services, coal washing and processing services and training services to Yankuang Group.

(iii)	Proposed provision of materials supply by Yankuang Group

With the expansion of the business of the Company and the requirement of safety production standards set by the State becoming more stringent, the needs of the Company for the specific type and number of production materials and equipment increased accordingly and the requirement for the quality of the products has also became higher. The Company therefore needs stable supply of materials. The quality of certain equipments and materials produced by Yankuang Group are better than those in the open market and the production site of such equipments and materials is near the coal mines of the Company, which provides convenient transportation conditions.

(iv)	Proposed provision of products, materials and equipment leasing by the Company

Due to the close proximity between Yankuang Group and the Company, the provision of products and materials by the Company to Yankuang Group at market price can minimize the management and operational costs of the Group and achieve stable sales market. Meanwhile, the Company can also increase its operating profit by utilizing the scale advantages of centralized procurement to purchase materials at a lower price and selling to Yankuang Group at a price no less favourable than the market price. Furthermore, Zhongyin Finance Lease, a wholly owned subsidiary of the Company, will take advantage of various preferential policies to conduct property lease and finance lease business to further improve the overall profitability of the Company. The Company could effectively control the risks of finance lease business and achieve economic benefits through Zhongyin Finance Lease by provision of equipment leasing to Yankuang Group based on its operation needs under normal commercial terms.

LETTER FROM GUOTAI JUNAN

(v)	Proposed provision of financial services by Yankuang Group Finance

Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks associated with Yankuang Group Finance is relatively low; the deposit interest rate offered by Yankuang Group Finance is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable deposit services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable deposit services to other members of Yankuang Group; and the Company directly holds 25% equity interest in Yankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance. The transactions contemplated under the Proposed Financial Services Agreement are expected to optimize the Group’s financial management, increase the efficiency of fund utilization and reduce the cost of financing and the financing risks. They will not be detrimental to the interests of the Company nor will they affect the independence of the Company.

As set out in the Letter from the Board, the Proposed Continuing Connected Transaction Agreements (including the Proposed Non-exempt Continuing Connected Transactions) will be entered into by the Company for the ordinary and usual course of business of the Company and the Proposed Continuing Connected Transactions are on normal commercial terms, the Directors (including the independent non-executive Directors) believe that the terms of the Proposed Continuing Connected Transaction Agreements are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We understand from the Company that other than extending the term of the Existing Continuing Connected Transaction Agreements for a further term of three years, and including the asset leasing services and training services, there are no significant changes as to all the other terms of the Proposed Continuing Connected Transaction Agreements (including the Proposed Non-exempt Continuing Connected Transactions), when comparing to the original terms approved by the Independent Shareholders in May 2012. We also noted in the annual reports of the Company for 2012 to 2013 that the Independent Non-executive Directors and the auditors of the Company had reviewed the transactions conducted between the Group and Yankuang Group under the Existing Continuing Connected Transaction Agreements for the year 2012 and 2013. The Independent Non-executive Directors had confirmed that (1) all those transactions had been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where

LETTER FROM GUOTAI JUNAN

there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the transaction amounts of the Existing Continuing Connected Transactions had not exceeded the relevant annual caps for the year 2012 and 2013 approved by independent Shareholders and the Board. Also, the auditors of the Company had reported to the Board that the Existing Continuing Connected Transactions for the years 2012 and 2013, which were governed by the Existing Continuing Connected Transaction Agreements: (i) had received the approval of the Board; (ii) were in accordance with the pricing policies of the Company; (iii) had been carried out in accordance with the relevant provisions of the agreement governing such transactions; and (iv) had not exceeded the relevant annual caps for the year 2012 and 2013.

Based on the above, it is noted that the Company had been carrying out the Existing Continuing Connected Transactions with Yankuang Group, subject to the respective annual caps and the terms as specified in the respective agreements. As the Existing Continuing Connected Transaction Agreements will soon expire on 31 December 2014, the renewal is to ensure the continuity of the arrangement, which facilitates the Company in running its business in a flexible and efficient manner. In light of the above, we consider that the Proposed Non-exempt Continuing Connected Transaction Agreements are entered into by the Company for its ordinary and usual course of business of the Company.

VI.	Summary of the principal terms and conditions of the Proposed Continuing Connected Transaction Agreements

With reference to the Letter from the Board, the principal common key terms and conditions of each of the Proposed Non-exempt Continuing Connected Transaction Agreements (other than the Proposed Financial Services Agreement) are summarized as follows:

(i)	Term

Each of the Proposed Non-exempt Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2015 and will expire on 31 December 2017.

LETTER FROM GUOTAI JUNAN

(ii)	Price determination

(1)	Market Price

“Market Price” shall be determined according to normal commercial terms based on the following:

(a)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(b)	if (a) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(2)	Cost Price

“Cost Price” is the cost of providing the subject matter of the transaction by the providing party. When it is necessary to calculate the Cost Price, Yankuang Group shall provide the Company with the relevant full account books and records for calculating such Cost Price.

(3)	State-prescribed Price

“State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(iii)	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Proposed Continuing Connected Transactions Agreements enter into specific contracts.

(iv)	Payment

(1)	The payment of consideration of the Proposed Continuing Connected Transactions Agreements can be settled on a one off basis or by installment, in accordance item (2) below.

(2)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Proposed Continuing Connected Transactions Agreements in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

LETTER FROM GUOTAI JUNAN

As set out in the Letter from the Board, the sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from at least two independent third parties via emails, fax and phone and tenders, by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

We have randomly reviewed sample invoices provided by the Company in relation to several connected transactions conducted under the Proposed Non-exempt Continuing Connected Transactions Agreements and transactions between the Company and independent third parties for each of the year ended 31 December 2013 and the nine months ended 30 September 2014. We noted that the transacted price and credit terms of the sample transactions selected were no less favorable to the Company than those offered to independent third parties.

Taking into consideration of the procedures mentioned above, we concur with the Directors’ view that the Company has established procedures to ensure that the future sales will be no less favourable to the Company than those offered to independent third parties.

Save as the inclusion of asset leasing services and training services under the Proposed Mutual Provision of Labour and Services Agreement, there are no significant changes as to the terms of the Proposed Non-exempt Continuing Connected Transactions comparing to the Existing Continuing Connected Transaction Agreements, we consider that the key terms of the Proposed Non-exempt Continuing Connected Transactions Agreements are based on normal commercial terms. We also note from above key terms, that supplies or services shall be provided to Yankuang Group at the price at which the same or similar type of suppliers or services to be provided by independent third parties in the same vicinity or in the PRC (where applicable).

Based on the information provided by the Company and our analysis thereon, we consider that the Proposed Non-exempt Continuing Connected Transaction Agreements are no less favorable to the Company than those offered to independent third parties, and the terms of the Proposed Non-exempt Continuing Connected Transaction Agreements are fair and reasonable and therefore are in the interest of the Shareholders and the Company as a whole.

LETTER FROM GUOTAI JUNAN

VII.	Historical Figures and Proposed Annual Caps

(i)	Historical Figures of the Existing Continuing Connected Transactions

Set out below is the summary of the historical annual caps and actual transaction amounts of the Existing Continuing Connected Transactions under the Existing Continuing Connected Transaction Agreements for the preceding three financial years ended 31 December 2014:

Historical transaction amounts

							For the
							period
						For the	from 1
						year	January
						ending 31	2014 to 30
		For the year ended		For the year ended		December	September
		31 December 2012		31 December 2013		2014	2014
			Actual		Actual		Actual
			transaction		transaction		transaction
		Annual cap	amount	Annual cap	amount	Annual cap	amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expenditure
A1	Existing Provision of Labour and Services Agreement	2,351,420	1,923,486	2,501,045	1,306,417	2,659,943	1,025,455
A3	Existing Provision of Materials Supply Agreement	2,467,930	1,552,758	1,404,710	1,196,372	1,312,750	962,671
Revenue
A1	Existing Specific Provision of Labour and Services Agreement	—	—	—	—	102,800	2,156
A4	Existing Provision of Products, Materials and Equipment Leasing Agreement	4,163,900	3,635,988	4,180,900	3,294,968	5,315,900	2,326,138
Maximum Daily Balance (including accrued interests):
A6	Existing Financial Services Agreement and Former Financial Services Agreements – Deposit Services	1,820,000	1,820,000	2,150,000	2,100,000	930,000	930,000

As advised by the management of the Company and the announcement dated 24 October 2014 published on the Shanghai Stock Exchange in relation to the continuing connected transactions, the actual transaction prices and the actual transaction volumes declined in various level as comparing to the budgeted amounts resulting from the decline in the growth of both domestic and foreign macro economy since 2012. In 2013, the State placed great efforts to trim down the air pollution problem including the coal consumption control due to the severe fog and haze weather in the PRC; as a result, the economic benefits of the coal industry as well as the economic benefits of the Company declined sharply. Hence, there are discrepancies between the actual transaction amounts and the historical annual caps for the two years ended 31 December 2013 and for the nine months ended 30 September 2014.

LETTER FROM GUOTAI JUNAN

As advised by the management of the Company, the main reasons for the discrepancy between the actual transaction amounts and the historical annual caps for the two years ended 31 December 2013 and the nine months ended 30 September 2014 are as follows:

A1	Existing Provision of Labour and Services Agreement and Existing Specific Provision of Labour and Services Agreement

Being induced by the downturn of both the domestic and foreign the coal industry, the coal manufacturers in the PRC encountered a hard time since 2012. In order to minimize the impact, the Company implemented cost control policy and a series of cost saving measures in 2013, including (i) cutback on the employee benefits and retiree benefits to a large extent in order to reduce the relevant expenses; and (ii) retain simple basic maintenance and repair work for, instead of major overhaul of, the mining machineries and equipments in order to reduce the maintenance and repair expenses and motor vehicle transportation expenses. In view of the above, the actual transaction amount of provision of labour and services was significantly lower than that of the historical annual cap for the year ended 31 December 2013. Due to the construction progress of the coal mines and washing plants of Yankuang Guizhou Nenghua Company Limited was behind schedule and the Company had yet to agree the coal washing and processing service fee with Yankuang Group, the Company had not yet provided the coal washing and processing service to Yankuang Guizhou Nenghua Company Limited in the second half of 2014, which lowered the actual transaction amount for the nine months ended 30 September 2014.

A3	Existing Provision of Materials Supply Agreement

Due to the actual purchase cost of materials and equipments were lower than the estimated purchase cost and the Company reduced the capital expenditure on the purchase of large scale equipments, the actual transaction amount was significantly lower than the historical annual cap for the year ended 31 December 2012.

A4	Existing Provision of Products, Materials and Equipment Leasing Agreement

The Company determined the historical annual caps for the two years ended 31 December 2013 and the year ending 31 December 2014 by making reference to the then average selling prices of coal, methanol, steel and other metals in the first quarter of 2012. Since the selling prices of coal, methanol and steel and other metals continue to slump over the years, the actual transaction amounts were lower than the historical annual caps for the two years ended 31 December 2013 and the year ending 31 December 2014.

LETTER FROM GUOTAI JUNAN

A6	Existing Financial Services Agreement and Former Financial Services Agreements – Deposit Services

The historical annual caps for providing deposit service represent the maximum daily deposit balance (including accrued interests) of the Group allowed to be placed on the settlement account with Yankuang Group Finance for the years ended 31 December 2012, 2013 and year ending 31 December 2014, while the actual transaction amounts represent the maximum daily deposit balance (including accrued interests) of the Group with Yankuang Group during the years ended 31 December 2012, 2013 and the nine months ended 30 September 2014, there were no discrepancies in between for the year ended 31 December 2012 and the nine months ended 30 September 2014; and there was no material discrepancy for the year ended 31 December 2013.

(ii)	Proposed Annual Caps for the Proposed Non-exempt Continuing Connected Transactions

Set out below is the summary of the proposed annual caps for the Proposed Non-exempt Continuing Connected Transactions under the Proposed Non-exempt Continuing Connected Transaction Agreements for the three financial years ending 31 December 2017:

		Proposed Annual Caps for the financial
		year ending 31 December
		2015	2016	2017
		RMB’000	RMB’000	RMB’000
Expenditure:
A1	Proposed Mutual Provision of Labour and Services Agreement	2,496,600	2,641,900	2,777,200
	Year-on-year percentage change		5.8%	5.1%
A3	Proposed Provision of Materials Supply Agreement	1,387,000	1,544,000	1,719,000
	Year-on-year percentage change		11.3%	11.3%
Revenue:
A1	Proposed Mutual Provision of Labour and Services Agreement	311,640	414,700	604,340
	Year-on-year percentage change		33.1%	45.7%
A4	Proposed Provision of Products, Materials and Equipment Leasing Agreement	5,827,150	6,560,700	7,334,250
	Year-on-year percentage change		12.6%	11.8%
Maximum Daily Balance (including accrued interests):
A6	Proposed Financial Services Agreement	3,000,000	3,000,000	3,000,000
	Year-on-year percentage change		—	—

LETTER FROM GUOTAI JUNAN

(iii)	Comparison of (1) historical transaction amount of the relevant Existing Continuing Connected Transactions for the year ended 31 December 2013 and the nine months ended 30 September 2014; and (2) Proposed Annual Caps for the year ending 31 December 2015

A1	Proposed Mutual Provision of Labour and Services Agreement

We have obtained a list of the Proposed Annual Caps for each of the transactions contemplated under the Proposed Mutual Provision of Labour and Services Agreement, the details are summarized as below:

			Historical
		Historical	Transaction	Proposed
		Transaction	Amount for	Annual
		Amount for	the 9	Cap for the
		the year	months	year
		ended 31	ended 30	ending 31
		December	September	December
	Labour and/or services	2013	2014	2015
		RMB’000	RMB’000	RMB’000
Provision of labour and services by Yankuang Group to the Company
(a)	Construction services and construction management services	522,314	296,498	900,000
(b)	Telecommunication services	19,406	24,000	258,000
(c)	Motor vehicle transportation services	14,119	7,703	12,000
(d)	Heat supply	42,418	26,732	50,600
(e)	Property management services	80,042	102,840	140,000
(f)	Maintenance and repair of mining equipment and machinery services	266,849	143,939	400,000
(g)	Individual employee benefits	33,703	18,743	56,000
(h)	Retiree benefits	327,620	405,000	630,000
(i)	Assets leasing services	—	—	50,000

Total		1,306,471	1,025,455	2,496,600

Provision of services by the Company to Yankuang Group
(j)	Operation of coal mines services	—	2,156	197,000
(k)	Coal washing and processing services	—	—	107,640
(l)	Training services	—	—	7,000

Total		—	2,156	311,640

LETTER FROM GUOTAI JUNAN

Provision of labour and services by Yankuang Group to the Company

(a)	Construction services and management

We note that the Proposed Annual Cap for the construction services and management for the year ending 31 December 2015 is estimated to increase by, approximately RMB378 million and approximately RMB604 million to, RMB900 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the construction of external resource exploitation projects of the Group including Inner Mongolia Ordos methanol project and Zhuan Longwan coal project have completed and trial production have commenced in the second half year of 2014 and the minor construction work and maintenance of these projects are expected to continue in the upcoming three years ending 31 December 2017. In addition, as advised by the management of the Company, the Shilawusu coal mine and the Ying Panhao coal mine are under construction and are expected to commence production in 2015 and 2016, respectively. Further, the Directors are of the view that there are approximately 3% of the estimated increase in material prices in average and 10% of the estimated increase in consumption of materials in average by making reference to the actual material costs incurred in 2014 and the estimated increase in average staff salaries of approximately 12% in 2015 in estimating the Proposed Annual Caps.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) the construction plan provided by the Company setting out the expected commencement date and capital expenditure for each of the aforementioned projects which are determined based on the feasibility study for each projects issued by professional institutions who are independent professional third parties, we note that although the construction of Mongolia Ordos methanol project and Zhuan Longwan coal project were completed in the third quarter of 2014, the total construction costs will be settled until the end of 2014 according to the confirmation provided by Yankuang Group, and hence historical transaction amount for construction services drop when comparing to the then proposal annual caps. In addition, Shilawusu coal mine and the Ying Panhao coal mine are under construction and expected to commence production in 2015 and 2016, respectively, it is considered that the Company will request more construction services from Yankung Group in the upcoming years; and (ii) the Interim Report 2014 to understand the total construction budget and construction investment/ budget ratio of the projects during the six months ended 30 June 2014 which set out the accumulated percentage invested in the construction of the relevant projects during the period and hence to understand the construction progress of such projects, we note that other than the construction of Ying Panhao coal mine which is in early stage, the Company has invested less than 77% of the construction for the other projects, and therefore it is expected that the Company will continue to

LETTER FROM GUOTAI JUNAN

invest in construction in 2015. In addition, in assessing the estimated increase in staff salaries and material prices, we have compared the estimated increase in staff salaries with the staff salaries growth rate baseline of 2012, 2013 and 2014 (the “Salaries Growth Baseline”) as set out in the notices from Shandong Province Government published on 29 February 2012, 27 February 2013 and 27 February 2014 respectively, and we note that the Salaries Growth Baselines for 2012 and 2013 are 15% while the Salaries Growth Baseline for 2014 is 12%, which represents the expected growth rate of staff salaries from 2012 to 2014 in Shandong Province. In view of the above, the Company takes a conservative view to adopt the expected growth rate of 12% in estimating the increase in its staff salaries in the coming three years. Further, we have compared the estimated increase in material prices with the projected annual percentage change of the consumer price index in the PRC for the year ending 31 December 2014 and 2015 set out in the “World Economic Outlook” published by the International Monetary Fund in April 2014, and note that the projected annual percentage change of the consumer price index (the “PRC CPI”) in the PRC for the two years ending 31 December 2014 and 2015 are also 3%, we note that the Company adopted such constant projected annual percentage increase in estimating the increase in average material prices for the coming three years.

(b)	Telecommunication services

We note that the Proposed Annual Cap for the Telecommunication services for the year ending 31 December 2015 is estimated to increase by, approximately RMB239 million and approximately RMB234 million, to RMB258 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that (i) the State set out more stringent requirement on safe production, the management of the Company targets to enhance the production safety by increasing the frequency and duration of the communication in the coal mine sites in order to closely monitor the production environment and processes of the coal mine sites, therefore the Company set up a variety of surveillance system including but not limited to safety production system, earthquake system, and other management system etc. in 2014, and (ii) as set out in the Letter from the Board, the Company continues to expand its business scope, we understand that the Company will take up more coal mine projects in the upcoming years according to its expansion plan, the Directors expect to install customized information system in the new coal mine projects and also the projects currently under construction, with the commencement operation of above system, hence the demands for the telecommunication services including the internet access services, ERP system network services, VPN connection system, safety-production dispatching system and the capacity of database system will increase substantially. In view of Yankuang Group has years of experience in providing telecommunication services in coal industry and provide secured and specialized telecommunication network which are different from the network provided by the market providers and Yankuang Group, the Company would therefore largely increase the demand of telecommunication services from Yankuang Group and hence increase the Annual Caps in the next three years.

LETTER FROM GUOTAI JUNAN

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed the enhancement of safe production policy issued by the relevant governmental bureau, we understand that the Company targets to enhance its production safety by improving the functions of the existing telecommunication system in the coal mines and by applying various new and more advanced telecommunication systems in the newly constructed coal mines starting from 2015. We have also reviewed a list of the estimated annual caps for each category of the telecommunication services to be provided by Yankuang Group including the estimated usage of data or capacity for each category of services and a price list on each category of such services currently charged by Yankuang Group. We note that the service charges are generally the same as those being charged in 2014 and we have compared such fees with those charged for providing similar services in the market, we note that the service fees are consistent with the market. While the estimated increase in frequency of existing telecommunication services, including the office network access which is expected to increase 17 ports in 2015; the production dispatching and monitoring system which is expected to improve the function of 7 sub-systems and apply a new cloud resource system; the ERP system and relevant technical services which is expected to apply the new cloud services and rent the remote data base and storage space; and the power dispatching special access services which is expected to increase 2 special network interfaces and expand 10 times of the capacity of the original 7 special network interfaces when comparing to the existing capacity provided in 2014. In addition, we note that the Company will apply various new services in the newly constructed coal mines including office automation system, portal maintenance services, coal trading system and video conference system, In view of the substantial increase in estimated capacity of services, the estimated service fee is expected to increase and hence the respective Proposed Annual Caps. We are given to understand that some of the services to be provided by Yankuang Group are customized for the Company, the service providers in the market can only provide basic telecommunication services and data access services without providing professional application development and maintenance services in relation to safe production; as advised by the management of the Company, the service providers in the market cannot meet the demands of the Company. As a result, the demand for telecommunication services from Yankuang Group increases along with the business development of the Company. As such, we have obtained and reviewed a list of telecommunication services provided and expected to be provided by Yankuang Group during 2013 to 2015 and the corresponding charges in assessing the representation of the management on the existence of such business development.

LETTER FROM GUOTAI JUNAN

(c)	Motor vehicle transportation services

We note that the Proposed Annual Cap for the motor vehicle transportation services for the year ending 31 December 2015 is estimated to, decrease by approximately RMB2 million, and increase by approximately RMB4 million, to RMB12 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the coal production of Zhaolou coal mine of Heze Neng Hua is expected to increase and hence the delivery of production equipment from Zhaolou coal mine of Heze Neng Hua to the headquarter of the Company for repair and maintenance will be more frequent, which will increase the motor vehicle service fees.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed the Interim Report 2014 which set out the increase in coal production and sales volume of Zhaolou coal mine of Heze Neng Hua in the first half of 2014 as comparing to the same period of 2013. As advised by the management of the Company, the coal production of Zhaolou coal mine of Heze Neng Hua is expected to increase in the next three years and therefore the Company will demand more motor vehicle services from Yankuang Group.

(d)	Heat supply

We note that the Proposed Annual Cap for the heat supply for the year ending 31 December 2015 is estimated to increase by, approximately RMB8 million and approximately RMB24 million, to RMB51 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the estimation has taken into account of the anticipated increase in heating area and usage of heat in Nantun coal mine and Jining No. 3 Coal mine for the three years ending 31 December 2017.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained a summary of estimated usage of heat, the unit price of heat supply and the total amount of heat supply charges in Nantun coal mine and Jining No. 3 Coal mine respectively for each of the three years ending 31 December 2017 based on the estimation by the management. We have reviewed the pricing policy dated 16 April 2009 set out by Jining Price Bureau, the relevant local authority and the unit price applied by the Company in estimating the corresponding annual caps and, we note that the unit price applied is within the price range as set out by Jining Price Bureau and the same as those being charged by Yankuang Group in 2014. Given the estimated unit price of heat supply keeps constant, we noted that the increase in heating area lead to the estimated increase in estimated usage of heat for the upcoming three years, which is in line with the increment of the Proposed Annual Caps for the next three years.

LETTER FROM GUOTAI JUNAN

(e)	Property management services

We note that the Proposed Annual Cap for the property management services for the year ending 31 December 2015 is estimated to increase by, approximately RMB60 million and approximately RMB37 million, to RMB140 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the Directors expected there will have no changes in the operating premises of the headquarters of the Company and hence the area of property to be managed by Yankuang Group for the upcoming three years ending 31 December 2017 as comparing to the area managed by Yankuang Group for the year ending 31 December 2014. As a result, the estimated expenses relating to property management services are RMB140 million, which are the same as the corresponding existing annual caps for each of the three years ending 31 December 2014.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained a list setting out the area to be managed by Yankuang Group for the Company in each operating premise during 2013 to 2017 and the unit cost charged by Yankuang Group during 2013 to 2017, we noted that there are no differences among the total area of operating premises to be managed by Yankuang Group and the unit cost for the year ending 31 December 2014 and the area expected to be under management by Yankuang Group and the unit cost to be charged by Yankuang Group for the three years ending 31 December 2017. As advised by the management of the Company, in determining the cost price, Yankuang Group would provide its full account records to the Company when calculating the management cost. We have reviewed such account records provided by Yankuang Group and note that it is based on the cost price.

(f)	Maintenance and repair of mining equipment and machinery services

We note that the Proposed Annual Cap for the maintenance and repair of mining equipment and machinery services for the year ending 31 December 2015 is estimated to increase by, approximately RMB133 million and approximately RMB256 million, to RMB400 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the Company will undertake more external resource exploitation projects, hence the scope of the maintenance and repair services provided by Yankuang Group will gradually extend from the headquarter of the Company to several coal mines including Zhaolou coal mine power plants of Heze Neng Hua,

LETTER FROM GUOTAI JUNAN

Zhuan Longwan coal mine and Tianchi coal mine in the upcoming three years ending 31 December 2017. Taking into consideration of the constant deterioration of geological conditions of the coal mines at the headquarter of the Company leading to greater damages of its mechanical equipments, and the expected moderate increase in raw material prices and labour costs in the next few years, the Directors expected that the annual expenses of maintenance and repair services will increase in the three years ending 31 December 2017.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained (i) a list of mining equipment and machinery from the Company setting out the types of the mining equipment and machinery which are expected to be repaired, the required number of times of repair and maintenance work for each type of equipment and machinery, and the corresponding repair and maintenance charges in the three years ending 31 December 2017 and note that the estimation of demand of maintenance and repair services increase year on year. As advised by the management of the Company, such list was prepared according to the expansion plan of the Company and make reference to the actual repair and maintenance work performed over the past year, due to the expected increase in mining equipment and machinery, the corresponding estimated repair and maintenance service charges are expected to increase; and (ii) we have also reviewed the invoices, on sampling basis, for the provision of similar kinds of repair and maintenance work by Yankuang Group to the Company and to the third parties independent to Yankuang Group for the year ended 31 December 2013 and the nine months ended 30 September 2014, and note that prices offered by Yankuang Group to the Company were not higher than the prices offered to independent third parties and as advised by the management of Yankuang Group, the payment terms offered by Yankuang Group to the Company were generally the same as those offered to independent third parties. Further, we understand from the discussion with the management that the estimation of maintenance and repair of mining equipment and machinery services for the year ending 31 December 2015 is principally based on the progress and geographical location of the external resource exploitation projects undertaken by the Company. We have obtained a list of such projects setting out the expected production commencement date for each project and the repair and maintenance plan of the mining equipment and machinery in such projects, and note that the mining equipment and machinery had undergone minor repair and maintenance checks in 2013 and 2014, and will proceed to major repair and maintenance checks in the next three years, hence lead to the increase the maintenance and repair services from Yankuang Group in the next three years. In addition, in assessing the estimated increase in staff salaries and material prices, we have taken into account of the 2014 Salaries Growth Baseline of 12% and the 2014 PRC CPI of 3% respectively. It is considered that the increase in the repair and maintenance works is in line with the increase in respective Proposed Annual Caps.

LETTER FROM GUOTAI JUNAN

(g)	Individual employee benefits

We note that the Proposed Annual Cap for the individual employee benefits for the year ending 31 December 2015 is estimated to increase by, approximately RMB22 million and approximately RMB37 million, to RMB56 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the Directors have taken into consideration of the poor working and living standards in the coal mine of its field workers, the Directors intend to increase the employee benefits offered to the coal mine field workers in the coal mines which commenced production or to be commenced production, including Zhuan Longwan coal mine project which completed construction and commenced trial production in the second half of 2014 and Shilawusu coal mine project and Ying Panhao coal mine project which are scheduled to commence production in the upcoming 2015 and 2016 respectively, on the basis of the average employee benefits offered to the existing employee, as well as the increase in staff salaries and material prices in the next three years.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained a list of the estimated annual caps for each kind of individual employee benefits currently provided by Yankuang Group. In assessing the estimated increase in staff salaries and material prices, we have taken into account of the 2014 Salaries Growth Baseline of 12% and the 2014 PRC CPI of 3%, respectively. As advised by the management of the Company, Yankuang Group has provided its full account records to the Company when calculating the employee benefits costs. We have reviewed such account records provided by Yankuang Group and note that it is based on the cost price.

(h)	Retiree benefits

We note that the Proposed Annual Cap for the retiree benefits for the year ending 31 December 2015 is estimated to increase by, approximately RMB302 million and approximately RMB225 million, to RMB630 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the Directors have taken into consideration of the expected increase in the number of retirees in 2015 and the retiree benefits per head for the year ending 31 December 2014, as well as the increase in staff salaries and material prices in the next three years.

LETTER FROM GUOTAI JUNAN

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained a list showing the number of retirees and the actual retiree benefits incurred for the two years ended 31 December 2013 and for the nine months ended 30 September 2014 and the expected number of retirees and the expected retiree benefits offered for the next three years ending 31 December 2017. We note that there were approximately 1,130, 1,080, 980 retirees during the two years ended 31 December 2013 and the nine months ended 30 September 2014 respectively, and the amounts of actual retiree benefits per head were RMB30,300, RMB16,300 and RMB29,500 in average during the two years ended 31 December 2013 and the nine months ended 30 September 2014 respectively. Pursuant to the 2013 Annual Report, the Company reduced the staff wages and salaries expenses including the employee benefits in order to control the costs; hence, we would not take into account of the amount of actual retiree benefits per head in assessing the Proposed Annual Caps. In return, we have based on the average of the actual retiree benefits per head for the year ended 31 December 2012 and the nine months ended 30 September 2014, i.e. approximately RMB30,000, and took into account of the annual increase of 12% in each year by making reference to the Salaries Growth Baseline in projecting the increase in retiree benefits for the coming three years. According to the employee retirement schedule, in average there will be approximately 1,100 staff to reach their retirement age and qualify to entitle such benefits in the coming three years. As a result, the total retiree benefits are estimated to increase accordingly. It is considered that the estimated increase is in line with the Proposed Annual Caps. As advised by the management of the Company, Yankuang Group has provided its full account records to the Company when calculating the retiree benefits costs. We have reviewed such account records provided by Yankuang Group and note that it is based on the cost price.

(i)	Assets leasing services

We understand from the discussion with the management of the Company the expected continuously increase in demand in machineries and equipments in the upcoming years are mainly driven by the expansion of Company and the commencement of production of new coal mine projects in recent years. Due to the request of special function of the machineries and equipments by the Company, the Directors expected that it may not be able to source such machineries and equipments in the market. As advised by the Directors, Yankuang Group is able to manufacture the machineries and equipments which can meet the specified needs of the Company. In view of the above, the Directors expect to lease certain machineries and equipments from Yankuang Group at market price.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a copy of the letter of intent dated 10 September 2014 issued by the Company setting out the proposed machineries and equipments leasing arrangement and the expected annual leasing fee, and (ii) a list of machineries and equipments proposed to be leased from Yankuang Group and the corresponding leasing charges.

LETTER FROM GUOTAI JUNAN

Provision of services by the Company to Yankuang Group

(j)	Operation of coal mines services

We note that the Proposed Annual Cap for the operation of coal mines services to be provided by the Company to Yankuang Group for the year ending 31 December 2015 is estimated to increase by approximately RMB195 million to RMB197 million as compared to the historical transaction amounts of the same for the nine months ended 30 September 2014. From the discussion with the management of the Company, we understand that Jinjitan coal mine of Yankuang Group commenced its trial operation in August 2014, and Guizhou coal mine and Xinjiang coal mine target to commence their trial operation in 2015. As advised by the Directors, the production volume of such three coal mines is expected to increase during 2015 to 2017 according to the production plans of Yankuang Group, while the estimated unit coal mine operation service fee keeps constant and thus the service fees for operation of coal mines to be provided by the Company is expected to increase for the next three years. The estimated unit coal mine operation service fee is made with reference to standard service fee being charged for providing the same type or similar type of coal mines operating services in local or proximity area in 2014.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the expected production volumes and expected annual operation service fees for coal mines in Guizhou and Xinjiang for the three years ending 31 December 2017 and the unit service fee charged by the Company; (ii) a copy of the provision of operation service agreement entered into by the Company and Yankuang Group on 26 February 2014 which set out the scope of services to be provided by the Company for Jinjitan coal mine and the agreed service fee per ton; and (iii) the expected production volume of Jinjitan coal mine in the next three years. We note that the production volume of Jinjitan coal mine, which commenced trial production in August 2014, is expected to increase from approximately 3 million tonnes for the nine months ended 30 September 2014 to the expected production volume of approximately 8 million tonnes, assuming in full capacity, for the year ending December 2015 and expected to have an annual increment of approximately 8% in the subsequent years based on the production record of other coal mines; we also note that the expected production volume of coal mines in Guizhou and Xinjiang are approximately 4.5 million tonnes and approximately 1.5 million tonnes respectively in each of the next three years. We have obtained and reviewed approval by Yankuang Group in respect of the feasibility study of the 3 coal mines. In view of the above, the expected increase in production volume of Jinjitian coal mine is line with the increase in the respective Proposed Annual Caps providing that the respective estimated unit coal mine operation service fee keeps constant. We have reviewed the invoices, on sampling basis, provided by the Company in relation to the provision of

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similar kinds of coal mine operation service to Yankuang Group and to the third parties independent to Yankuang Group for the year ended 31 December 2013 and the nine months ended 30 September 2014, and note that prices offered to Yankuang Group by the Company were not lower than the prices offered to independent third parties and as advised by the management of Yankuang Group, the payment terms offered to Yankuang Group to the Company were generally the same as those offered to independent third parties, as a result the respective estimated unit coal mine operation service fees for coal mines in Guizhou and Xinjiang are consistent with those charged by other service providers for providing the same or similar coal mine operation services on the same provinces or proximity area.

(k)	Coal washing and processing services

We note that the Proposed Annual Cap for the coal washing and processing services to be provided by the Company to Yankuang Group for the year ending 31 December 2015 is estimated to increase to approximately RMB108 million as compared to nil historical transaction amounts of the same for the nine months ended 30 September 2014. From the discussion with the management of the Company, we understand that the Company will extend the scope of the coal washing and processing services providing to Yankuang Group for the next three years in order to generate more income. In view of the commencement of operations of several newly constructed coal washing and processing plants of Yankuang Group, including Yankuang Guohong Chemical Company Limited washing plant which commenced trial operation in 2014, Qinglong washing plant of Yankuang Guizhou Nenghua Company Limited and Faer coal mine washing plant which commenced trial operation in the fourth quarter of 2014, and Jijintan coal mine washing plant of Shaanxi Future Energy Chemical Corp. Ltd. which will commence operation in the second half of 2016, the Directors expect to increase the provision of coal washing and processing services to the aforementioned washing plants for the next three years.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) the operation plans of the aforementioned washing plants showing the volume of coal to be processed and the respective service fee for each washing plants being charged; and (ii) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group which set out the scope of coal washing and processing services expected to be provided by the Company and the agreed service fees for each washing plants. As advised by the management of the Company, the operation plans showing the estimated volume of coal to be processed are provided by Yankuang Group and the estimation is assumed the corresponding washing plants are in full capacity to process the coal washing and are solely process the coal produced by their own coal mines. We note that the estimated volume of coal to be processed by Guohong Chemical Company Limited washing plant of 0.8 million tonnes for 2015 to 2017 is based on the actual

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volume of 0.72 million tonnes of coal processed in 2014 and is the maximum annual coal processing capacity of the washing plant according to its approval by Yankuang Group in respect of the feasibility study report, the estimated volume of coal to be processed by Qinglong washing plant, which will commence operation and provide coal washing service starting from 2015, of 1.2 million tonnes and Faer coal mine washing plant, which will commence operation and provide coal washing service starting from 2015, of 1.2 million tonnes for 2015 to 2017 is the maximum annual coal process capacity of those washing plants according to their approval by Yankuang Group in respect of the feasibility study report, while the estimated volume of coal to be processed by Jijintan washing plant, which will commence operation and provide coal washing service starting from the second half of 2016, of 3.3 million tonnes in 2016 is based on one third of the maximum annual coal processing capacity of the washing plant and the estimated volume of coal to be processed by Jijintan washing plant of 10 million tonnes in 2017 is based on the maximum annual coal processing capacity of the washing plant according to its approval by Yankuang Group in respect of the feasibility study report. As coal washing and processing services provided to Yankuang Group occurred in fourth quarter 2014, we have reviewed the invoices, on sampling basis, provided by the Company in relation to the provision of similar kinds of coal washing service to Yankuang Group and local market price quotation and terms from independent third parties via telephone, email, fax and site visit conducted by the Company, and note that prices offered to Yankuang Group by the Company were not lower than the local market, prices and as advised by the management of Yankuang Group, the payment terms offered to Yankuang Group to the Company were generally the same as those offered in local market. In assessing the service fees to be charged by the Company, we have taken into account of the estimated production volume of each aforementioned washing plants and the unit service fee which is made with reference to the service fees charged by other service providers in the market.

(l)	Training services

We understand from the discussion with the management that Yankuang Group will no longer request its specialists and workers to attend the production safety training courses at external training school in order to have stringent control on training expenses in the upcoming three years; in return, Yankuang Group will demand the training services from a subsidiary of the Company, namely China Coal Industry Environmental Safety Training Center which possess qualification certificate in providing training in relation to environmental safety in coal industry, as it can offer the training courses at relatively lower costs when comparing to the courses offered by external training school.

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In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) the training budget from the Company setting out the expected number of attendees for the training courses, the training fees and other relevant costs to be charged to Yankuang Group; and (ii) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group which set out the intention of Yankuang Group to request the Company to provide training services and the estimated training service fees.

A3	Proposed Provision of Materials Supply Agreement

We note that the Proposed Annual Cap for the Proposed Provision of Materials Supply Agreement for the year ending 31 December 2015 is estimated to increase by, approximately RMB191 million and approximately RMB424 million, to RMB1,387 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that such increase is mainly driven by the expansion of operation of the Company and several external resource exploitation projects including the Shilawusu coal mine project and the Yingpanhao coal mine project which are expected to commence construction in 2015 and 2016; as set out in the Letter from the Board, the Company expected that the increase in the domestic coal production of the Company in 2015 will be approximately 11%, the demand for and thus the purchase quantity of, the relevant materials and equipments for production of coal are expected to increase in the next three years. As further set out in the Letter from the Board, the Company only referred to the expected increase in domestic coal production in 2015 when calculating the annual caps for the purchase of materials and equipment for 2015 to 2017.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a letter from the Company to Yankuang Group dated 10 September 2014 setting out the expected quantities and unit amounts of materials and equipments to be sourced from Yankuang Group for the three years ending 31 December 2017; (ii) the construction plan setting out the expected commencement date and capital expenditure for each of the external resource exploitation projects, and we note that the Proposed Annual Caps for purchasing materials from Yankuang Group are in line with the capital expenditure of the external resource exploitation projects; (iii) the invoices, on sampling basis, for the supply of similar kinds of materials and equipments from Yankuang Group to the Company and to the third parties independent to Yankuang Group for the year ended 31 December 2013 and the nine months ended 30 September 2014, and noted that the prices offered by Yankuang Group to the Company were not higher than those offered to independent third parties and as advised by the management of the Company, the payment terms offered by Yankuang Group to the Company were generally the same as those offered to independent third parties.

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A4	Proposed Provision of Products, Materials and Equipment Leasing Agreement

We have obtained a list of the Proposed Annual Caps for each of the transactions contemplated under the Proposed Provision of Products, Materials and Equipment Leasing Agreement, the details are summarized as below:

Supplies and/or services	Historical Transaction Amount for the year ended 31 December 2013	Historical Transaction Amount for the 9 months ended 30 September 2014	Proposed Annual Cap for the year ending 31 December 2015
	RMB’000	RMB’000	RMB’000
(a) Sales of coal	2,839,839	1,892,347	3,671,000
(b) Supply of materials and equipment	328,732	307,970	1,053,000
(c) Sales of methanol	126,398	125,821	768,000
(d) Leasing of equipments	—	—	335,150

Total	3,294,968	2,326,138	5,827,150

(a)	Sale of coal

We note that the Proposed Annual Cap for the sales of coal to Yankuang Group for the year ending 31 December 2015 is estimated to increase by, approximately RMB831 million and approximately RMB1,779 million, to RMB3,671 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that Yankuang Group will increase in demand of coal products and the production capacity due to the decrease in coal price and the continuous improvement on the operational performance of the coal chemical projects and electrolytic aluminum projects of Yankuang Group. The Company will agree with Yankuang Group on its expected annual demand and prices of coal, hence to estimate the Proposed Annual Caps for the next three years.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the proposed annual purchase volume of coal and the estimated annual purchase costs which was calculated at the market rates; (ii) the invoices, on sampling basis, for the sales of similar kinds of coal from the Company to Yankuang Group and to third parties independent to the Company for the year ended 31 December 2013 and the nine months ended 30 September 2014. We note that the unit selling prices of coal under the Proposed Provision of Products, Materials

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and Equipment Leasing Agreement are not lower than the unit selling prices of similar kinds of coal charged against third parties independent to the Company; and (iii) the customer relationship management scheme document and note that the credit terms offered by the Company to the Yankuang Group are not longer than those offered to the selected customers as mentioned in (ii) above. In respect of the estimated sales volume, we understand from the management of the Company that Yankuang Group has anticipated the increase in production volume of coal chemical processing products for the three years ending 31 December 2017 and thus increase the purchase volume of coal in order to secure a stable supply from the Company in the upcoming three years. We are given to understand that Yankuang Group is improving its production capacity and operating efficiency, Yankuang Group targets to produce more coal chemical products as the coal price is relatively low which can reduce the total costs and improve the profitability. According to the coal price at Tianjin port dated 21 November 2014 was decreased within a range of 7.95% to 11.38% for different types of coal comparing to the same period in previous year. Further, we obtained the annual production plan from Yankuang Group and note that the anticipated increase in production volume of coal chemical processing products is approximately 5% in the upcoming three years, as confirmed by Yankuang Group, the increase in production is mainly due to the expected increase in coal chemical products as a result of higher profit margin comparing to coal business, which is in line with the increase in the Proposed Annual Caps. We noted as stated in the Interim Report 2014 of the Company, the gross profit margin of coal chemical business (i.e methanol) was 31.62% which increased of approximately 7.96% while the profit margin of coal business was 17.34% which decreased by approximately 6.28% comparing the same period in previous year. We discussed with the Company in this regards and we note that Yankuang Group has similar outcomes as the Company as mentioned above.

(b)	Supply of materials and equipment

We note that the Proposed Annual Cap for the supply of materials and equipment to Yankuang Group for the year ending 31 December 2015 is estimated to increase by, approximately RMB724 million and approximately RMB745 million, to RMB1,053 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that the prices of materials and equipments are expected to increase during 2015 to 2017. The Company will agree with Yankuang Group on its expected annual demand and prices of materials and equipments, hence to estimate the Proposed Annual Caps for the next three years.

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In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a list setting out the estimated quantity of materials and equipments to be purchased from the Company for the next three years; (ii) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the estimated annual purchase costs of materials and equipments. In assessing the estimated increase in material and equipment prices, we have taken into account of the 2014 PRC CPI of 3%; (iii) the invoices, on sampling basis, for the supply of similar kinds of materials and equipment from the Company to Yankuang Group and to third parties independent to the Company for the year ended 31 December 2013 and the nine months ended 30 September 2014. We note that the selling prices of those materials and equipments under the Proposed Provision of Products, Materials and Equipment Leasing Agreement are not lower than the selling prices of similar kinds of materials and equipments charged against third parties independent to the Company; and (iv) the customer relationship management scheme document and note that the credit terms offered by the Company to the Yankuang Group are not longer than those offered to the selected customers as mentioned in (iii) above. Based on the implementation document issued by the General Office of the People’s Government of Shandong Province on 28 January 2014 regarding the strengthening of coal mine production safety, it is note that the State requested the application of comprehensive mining equipment and machinery in new coal mine sites and enhancement of function of the existing mining equipment and machinery, and strongly promoted the standardization and automation of coal mine safety. As aforementioned, Guizhou coal mine and Xinjiang coal mine target to commence their trial operation in 2015, Yankuang Group will increase the purchase of materials accordingly, and hence, the Proposed Annual Caps is approximately three times of the actual transaction amounts for the year ended 31 December 2013. Further, based on the historical usage of materials in 2013 and 2014, it is expected that the demand for materials such as steel and non-ferrous metals will constantly increase by approximately 15% to support the production in the next few years. In view of this, it is considered that the annual demand of equipment by Yankuang Group will increase accordingly.

(c)	Sales of methanol

We note that the Proposed Annual Cap for the sale of methanol to Yankuang Group for the year ending 31 December 2015 is estimated to increase by, approximately RMB642 million and approximately RMB642 million, to RMB768 million as compared to the historical transaction amounts of the same for the year ended 31 December 2013 and for the nine months ended 30 September 2014, respectively. From the discussion with the management of the Company, we understand that Yankuang Group is able to sell methanol through its logistic company and the Directors plan to increase the methanol sales channels and expand the market size. Taking into consideration that the construction of Mongolia Ordos methanol project of the Company has completed and trial production has commenced in the second half of 2014 which will increase the methanol products available to sell to Yankuang Group, therefore, the Directors will increase the sales of methanol to Yankuang Group at market price in the upcoming years. The Company will agree with Yankuang Group on its expected annual demand and prices of methanol, hence to estimate the Proposed Annual Caps for the next three years.

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In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the proposed annual purchase volume of methanol and the estimated annual purchase costs which was calculated at market rates and we have computed the total purchase costs and note that it is in line with the Proposed Annual Caps; (ii) the invoices, on sampling basis, for the sales of similar kinds of methanol from the Company to third parties independent to the Company for the year ended 31 December 2013 and the nine months ended 30 September 2014. We note that the unit selling price of methanol under the Proposed Provision of Products, Materials and Equipment Leasing Agreement is not lower than the unit selling prices of methanol charged against the third parties independent to the Company; and (iii) the customer relationship management scheme document and note that the credit terms offered by the Company to the Yankuang Group are not longer than those offered to the selected customers as mentioned in (ii) above. Further, as advised by the management of the Company, the expected sales of methanol from the Company to Yankuang Group for the year ending 31 December 2015 is within the sales target of the Company. We have obtained the feasibility study of Mongolia Ordos methanol project and note that the maximum production capacity of such project is 0.9 million tonnes per year. We also note that the Proposed Annual Caps for the year ending 31 December 2015 is estimated based on the historical production volume of methanol of 0.1 million tonnes for Shaanxi Yulin methanol project in 2014 together with the one third of the maximum production capacity of Mongolia Ordos methanol project, i.e. 0.3 million tonnes. Further, we discussed with the Company and note that the increase in Proposed Annual Caps in 2015 in relation to the sale of methanol is mainly due to the increase in orders received by Yankuang Group for the three months ending 31 March 2015. We have reviewed and obtained the total orders received by Yankuang Group for the three months ending 31 March 2015 and compared with the orders received in the same period in 2014, and considered that the trend of increase in orders received in 2015 will follow and increase in line with the increase in Proposed Annual Cap in 2015 in terms of amount for the sale of methanol. In view of the above, it is considered that the estimation is in line with the increase in Proposed Annual Caps.

(d)	Leasing of equipments

We note that the Proposed Annual Cap for the leasing of equipments to Yankuang Group for the year ending 31 December 2015 is estimated to be RMB335 million as compared to the nil historical transaction amounts of the same for the nine months ended 30 September 2014. From the discussion with the management of the Company, we understand that Yankuang Group

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plans to increase the production volume of several coal mines in the upcoming years, and thus Yankuang Group will demand more comprehensive machineries and equipments for using in such coal mines. According to the Letter from the Board, Zhongyin Finance Lease, a wholly owned subsidiary of the Company, was newly established in May 2014 and will provide property lease and equipment finance lease services to Yankuang Group based on the operation needs of Yankuang Group. In view of the above, the Directors expect the leasing of machineries and equipments to Yankuang Group at market price will increase for the next three years. The Company will agree with Yankuang Group on its expected machineries and equipments to be leased and the corresponding rental fees, hence to estimate the Proposed Annual Caps for the next three years.

In assessing the reasonableness of the relevant Proposed Annual Caps, we have obtained and reviewed (i) a list of machineries and equipments to be leased by Yankuang Group from the Company and the corresponding book values; (ii) a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the finance lease arrangement, total values of the machineries and equipments to be leased by Yankuang Group under the finance lease in the next three years and the estimated annual rental fees of such machineries and equipments for the three years ending 31 December 2017. We note that the prices of different types of machinery and equipment are estimated to increase in the upcoming three years and we have made reference to the PRC CPI and note that they are in line. As foresaid, Yankuang Group will lease the new, standardized and automatic mining equipment and machinery from the Company to support the production of Guizhou coal mine and Xinjiang coal mine sites since 2015; in addition, Yankuang Group will replace part of its old equipment and machinery which are under the operation in the existing coal mine sites by leasing the customized equipment from the Company for cost saving purpose. We also understand that Zhongyin Finance Lease will lease a property in Shanghai Pudong new district with a total area of 1,915 square meters for office use. The annual rental of approximately RMB5.6 million was determined with reference to the rental rates of a number of properties of the same standard and comparable conditions in Shanghai Pudong district and its surrounding areas in Shanghai. We have obtained and reviewed the rental agreement and checked with the market rental rates in the same district as the property lease to Zhongyin Finance Lease and it is not lower than the rental rates offered by the Company to Zhongyin Finance Lease. It is expected that, during 2015 to 2017, the annual cap for the property and equipment leasing services will be RMB335.15 million, RMB664.70 million and RMB994.25 million, respectively. Based on the implementation document issued by the General Office of the People’s Government of Shandong Province on 28 January 2014 regarding the strengthening of coal mine production safety, it is note that the State requested the application of comprehensive mining equipment and machinery in new coal mine sites and enhancement of function of the existing mining equipment and machinery, and strongly promoted the standardization and automation of coal mine safety. In view of this, it is considered that Yankuang Group will increase the equipment leasing accordingly.

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A6	Proposed Financial Services Agreement

In respect of the significant increases in the Proposed Annual Caps for deposit services under the Proposed Financial Services Agreement, according to the Letter from the Board, the Board proposed that the maximum daily balance of the deposits (including the accrued interests) of the Company under the Proposed Financial Services Agreement on the settlement account with Yankuang Group Finance shall not exceed RMB3 billion per annum for the three years ending 31 December 2017, as compared to the maximum daily balance of the deposits (including the accrued interests) under the Existing Financial Services Agreement of RMB930 million for the year ending 31 December 2014.

As set out in the Letter from the Board, the Board has taken into account the following principal factors in estimating the annual caps above:

(1)	The maximum daily balance of the deposits of the Group with Yankuang Group Finance under the Former Financial Services Agreements and the historical amounts of the actual deposits of the Group for the years 2012 and 2013 and nine months ended 30 September 2014

(2)	the bank balance and cash of the Group as at 31 December 2013 and 30 June 2014 amounted to approximately RMB15.5 billion and RMB22.1 billion, respectively (in accordance with the China Accounting Standards for Business Enterprises (the “CASBE”));

(3)	the Company plans to place more deposits with Yankuang Group Finance than with other Major Commercial Banks in the PRC, having considered (a) the interest rate for the deposits with Yankuang Group Finance shall be no less than the interest rate for the same kind of deposits offered by the Major Commercial Banks in PRC; and (b) as the Company holds 25% equity interest in Yankuang Group Finance, the Company will benefit from investment income attributable to the business operation of Yankuang Group Finance; and

(4)	the interest rate for the deposit of the Company with Yankuang Group Finance shall be adjusted in accordance with the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period in the next three years.

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In assessing the reasonableness of the Proposed Annual Caps for deposit services under the Proposed Financial Services Agreement, we note that the bank balances and cash of the Group (in accordance with CASBE) as at the end of each of the corresponding reporting periods as set out in the quarterly reports for the nine months ended 30 September 2014, Annual Report 2013 and Interim Report 2014 ranged from approximately RMB15.5 billion to RMB24.4 billion. As advised by the management of the Company, the Company has projected the bank balance and cash level of the Group for the three years ending 31 December 2017 based on the bank balances and cash of the Group to take into account the future revenue growth. Besides, we are given to understand that the Company intend to transfer a deposit of RMB3 billion from a major bank to Yankuang Group Finance from 2015 in order to increase the interest income, we have reviewed the confirmation from the major bank which the Company’s daily deposits maintains at a level of over RMB 3 billion and we also discussed with the major bank in such respect. We also understand from the discussion with the management of the Company and Yankuang Group that they intend to settlement the continuing connected transactions through this services in order to reduce the transaction costs.

However, Shareholders should note that as the Proposed Annual Caps are determined based on various factors relating to future events and assumptions which may or may not remain valid for the entire period up to 31 December 2017, they do not represent forecasts of cash balance of the Group. Consequently, we express no opinion as to how closely the actual amounts to be received by Yankuang Group will correspond with the Proposed Annual Caps.

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(iv)	Percentage changes among the Proposed Annual Caps

Set out below is the summary of the reasons for the percentage changes in the Proposed Annual Caps for the three years ending 31 December 2017 as advised by the Directors:

Proposed Continuing Connected Transactions	Percentage changes in the applicable Proposed Annual Caps for the three years ending 31 December 2017	Reasons for the changes

A1 Proposed Mutual Provision of Labour and Services Agreement	From the year ending 31 December 2015 to the year ending 31 December 2016: approximately 8.8%	Driven by the increase in the expected maintenance and repair of mining equipment and machinery services as

From the year ending 31 December 2016 to the year ending 31 December 2017: approximately 10.6%

(i)     the Company undertake more external resource exploitation projects, hence the scope of the maintenance and repair services provided by Yankuang Group will gradually extend from the headquarter of the Company to several coal mines;

(ii)    the deterioration of geological conditions of the coal mines at the headquarter of the Company leading to greater damages of mechanical equipments; and

(iii) The increase in the staff salaries and material prices.

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Proposed Continuing Connected Transactions	Percentage changes in the applicable Proposed Annual Caps for the three years ending 31 December 2017	Reasons for the changes

A3 Proposed Provision of Materials Supply Agreement	From the year ending 31 December 2015 to the year ending 31 December 2016: approximately 11.3% From the year ending 31 December 2016 to the year ending 31 December 2017: approximately 11.3%

(i)     Several external resource exploitation projects are expected to commence construction in 2015 and 2016; the demand for and purchase quantity of the relevant materials and equipments are expected to increase in the next three years.

A4 Proposed Provision of Products, Materials and Equipment Leasing Agreement	From the year ending 31 December 2015 to the year ending 31 December 2016: approximately 12.6% From the year ending 31 December 2016 to the year ending 31	(i) The increase in the material prices; and (ii) The increase in demand of coal products and the production capacity by Yakuang Group in the next three years ending 31 December 2017; and
	December 2017: approximately 11.8%	(iii) The increase in demand for comprehensive machineries and equipments for coal mines by Yankuang Group in the next three years ending 31 December 2017.

A6 Proposed Financial Services Agreement	The proposed Annual Caps for the three years ending 31 December 2017 are the same	Not applicable.

A1 Proposed Mutual Provision of Labour and Services Agreement

In assessing the reasonableness of the Proposed Annual Caps under the Proposed Mutual Provision of Labour and Services Agreement for the two years ending 31 December 2016 and 2017, we note that the year-on-year change of the Proposed Annual Caps is mainly driven by the increase in Proposed Annual Caps of the provision of maintenance and repair of mining equipment and machinery services and the retiree benefits. We understand from the management of the Company that the increase is due to the increase in frequency of major repair and maintenance checks year on year as a result of the constant deterioration of geological conditions of the coal mines which lead to greater damage and depreciation of the mining equipment and machinery. As aforesaid, we have obtained the repair and maintenance plan of the mining equipment, we note that the mining equipment and machinery had undergone minor checks in 2013 and 2014, and will have to do the major checks during 2015 to 2017 in order to ensure the proper running of such equipment; and we have also taken into consideration that the estimated increase in staff salaries and material prices by the Directors by making reference to the 2014 Salaries Growth Baseline and the 2014 PRC CPI.

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A3	Proposed Provision of Materials Supply Agreement

In assessing the reasonableness of the Proposed Annual Caps under the Proposed Provision of Materials Supply Agreement for the two years ending 31 December 2016 and 2017, we have taken into the consideration of the progress of the external resource exploitation projects of the Company by (i) obtaining and reviewing the construction plan setting out the expected commencement date and capital expenditure plan for each of the external resource exploitation projects of the Company; and (ii) reviewed the Interim Report 2014 to understand the progress of such projects.

A4	Proposed Provision of Products, Materials and Equipment Leasing Agreement

In assessing the reasonableness of the Proposed Annual Caps under the Proposed Provision of Products, Materials and Equipment Leasing Agreement for the two years ending 31 December 2016 and 2017, we have taken into consideration that (i) demand of coal and methanol of Yankuang Group by obtaining and reviewing a copy of the letter of intent dated 10 September 2014 issued by Yankuang Group setting out the proposed annual purchase volume of coal, methanol and equipments; and (ii) market prices of coal, methanol and equipments by obtained and reviewing the invoices, on sampling basis, for the sales of similar kinds of coal and methanol, and lease of similar or the same equipments to third parties independent to the Company. We also note that there is no change in the proposed annual caps of sales of methanol for each of the three years ending 31 December 2017 as it is anticipated that there would not have a material change in the corresponding estimated unit price and sales volume during the corresponding periods. It is considered that the growth in the Proposed Annual Caps from 2015 to 2017 are consistent with estimated increase in demand of coal and materials and equipment supply, as well as the leasing of equipment.

A6	Proposed Financial Services Agreement

In assessing the reasonableness of the Proposed Annual Caps under the Proposed Financial Services Agreement for the two years ending 31 December 2016 and 2017, we have taken into consideration that the bank balances and cash of the Group (in accordance with CASBE) as at the end of each of the corresponding reporting periods as set out in the quarterly report for the nine months ended 30 September 2014, Annual Report 2013 and Interim Report 2014

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ranged from approximately RMB15.5 billion to RMB24.4 billion. We note that the Proposed Annual Caps of the maximum daily balance under the deposit services represents approximately 12.3% of the total bank balances and cash of the Group (in accordance with CASBE) as at 30 September 2014. The Company could have substantive positive cashflow for daily operation after depositing the maximum daily amount. We have also discussed with the management of the Company in respect of the possible daily deposits of approximately RMB3 billion to be placed by the Group during the term of the Proposed Financial Services Agreement. In addition, we note that the Proposed Annual Cap of the maximum daily balance under the deposit services represents less than 7.2% of the Group’s total current assets as at 30 September 2014. For the basis of estimation of the Proposed Annual Caps and our assessment on the Proposed Annual Caps, please refer to A6 under section (iii) above.

In view of the above, after taking into account the historical trends for the coal industry in the PRC as well as the revenue of the Group, we consider that the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

VIII.	Other conditions of the Proposed Annual Caps under the Listing Rules

There are certain conditions imposed on the Proposed Annual Caps pursuant to the Listing Rules, in particular, the restriction of the value of the transactions contemplated under the Proposed Continuing Connected Transaction Agreements by way of the Proposed Annual Caps for the three financial years ending 31 December 2015, 2016 and 2017 and the annual review by the independent non-executive Directors of the terms of such transactions and the relevant Proposed Annual Caps not being exceeded, details of which must be included in the Company’s subsequent published annual reports. Also, pursuant to the Listing Rules, each year the auditors of the Company must provide a letter to the Board confirming, among other things, that the transactions contemplated under the Proposed Continuing Connected Transaction Agreements are conducted in accordance with the terms therein and that the relevant Proposed Annual Caps are not being exceeded. In addition, pursuant to the Listing Rules, the Company shall publish an announcement if it knows or has reason to believe that the independent non-executive Directors and/or its auditors will not be able to confirm that the terms of such transactions or the relevant Proposed Annual Caps are not exceeded. Appropriate measures are therefore in place to govern the conduct of the transactions contemplated under the Proposed Continuing Connected Transaction Agreements and safeguard the interests of the Independent Shareholders.

LETTER FROM GUOTAI JUNAN

IX.	Opinion and Recommendation

Having taken into account the above principal factors and reasons, we are of the view that the Proposed Non-exempted Continuing Connected Transactions are on normal commercial terms and the Proposed Non-exempt Continuing Connected Transaction Agreements are entered into by the Company for its ordinary and usual course of business of the Group. In addition, we consider that the terms of the Proposed Non-exempt Continuing Connected Transaction Agreements are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we would recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions and approve, if thought fit, the Proposed Non-exempt Continuing Connected Transaction Agreements and the transactions contemplated thereunder each of them at the EGM.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Anthony Wong
Managing Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2013, 2012 and 2011, and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2014, together with the accompanying notes to the financial statements, can be found on pages 116 to 237 of the annual report of the Company for the year ended 31 December 2013, pages 111 to 222 of the annual report of the Company for the year ended 31 December 2012 and pages 111 to 215 of the annual report of the Company for the year ended 31 December 2011, and pages 60 to 251 of the interim report of the Company for the six months ended 30 June 2014, respectively. Please also see below the hyperlinks to the said reports:

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0822/LTN20140822761.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0327/LTN20140327950.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0322/LTN20130322745.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0323/LTN201203231019.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

STATEMENT OF INDEBTEDNESS OF THE GROUP

At the close of business on 30 September 2014, being the latest practicable date for the purpose of this statement of indebtedness prior to the date of this circular, the bank and other borrowings of the Group comprise the following:

RMB’000
Current Liabilities
Unsecured Borrowing	3,633,828
Secured Borrowing	33,794
Loans pledged by machineries	—
Finance lease	44,075
Guaranteed notes	9,998,750

13,710,447
Non-current Liabilities
Unsecured Borrowing	13,682,292
Secured Borrowing	18,659,004
Loan pledged by machineries	1,800,000
Finance lease	1,587,878
Guaranteed notes	16,069,817

51,798,991

Total	65,509,438

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Borrowings

As at 30 September 2014, the Group had secured bank borrowings of RMB18,693 million, unsecured bank borrowings of RMB17,316 million, guaranteed notes of RMB26,069 million, finance lease of RMB1,632 million and mortgage loan of RMB1,800 million. The secured bank borrowings were secured by the Group’s prepaid land lease payments of RMB45 million, property, plant equipment of RMB2,529 million, building of RMB46 million, mining structure of RMB 194 million, mining reserves of RMB12,519 million, subsidiary’s ordinary share of RMB1,400 million and bank deposits of RMB6,177 million.

Contingent liabilities

Financial guarantee contracts

As at 30 September 2014, the Group has provided guarantees with respect to banking facilities granted to the Company’s ultimate holding company and joint ventures amounting to RMB1,152 million and RMB12 million respectively.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as of 30 September 2014, the Group did not have any other debt securities issued and outstanding, or authorised or otherwise created but unissued, loans or term loans (secured, unsecured, guaranteed or otherwise), other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trade bills), acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, guarantees or other material contingent liabilities.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the proposed Subscription and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

TRADING AND FINANCIAL PROSPECTS OF THE GROUP

(1)	Operating strategies for the second half of 2014

In the second half of 2014, affected by the sluggish global macro-economy, coal will continue to be oversupplied in the domestic and international markets. With gradual implementation of directional control policy by the Chinese government and the end of the competitive strategy to force prices down by large-scale coal enterprises, it is estimated that the global coal price will run at a low level.

Faced with complex and severe economic situation and unfavorable conditions, the Group will focus on the full implementation of the value recreation to the whole process of “Three Reductions and Three Enhancements” strategy. The Group will take more effective measures and actively respond to challenges to ensure steady development of the company. For the second half of 2014, the Group will primarily focus on the implementation of the following operating measures:

The Group will organize our production in a scientific way to increase production and enhance efficiency. The Group will adhere to increase production increase, continue assurance, enhance safety and reduce costs in coal mines within Shandong province to maintain stable production and high efficiency; give priority to production increase, potential development, quality improvement and profitability enhancement in coal mines outside Shandong province to ensure stable production of existing mine and boost construction speed of new mine; and develop high-quality projects and cut down on the low-quality ones, improve the production of mines and types of coals with higher profitability with high profitability. The Group will accelerate the development of high-quality projects including Moolarben coal mine Stage II.

The Group will expand the marketing system to achieve revenue and efficiency. The Group will analyze the market in a scientific way and achieve precise marketing to ensure the optimal coal grade portfolio and maximum economic benefit. The Group will increase the washing capacity of raw coal and enhance the development of the clean coal market to realize the breakthrough of enhancing quality and efficiency. The Group will increase coal distribution to create value-added products and achieve low-cost regional market integration. The Group will improve our sales network layout and expand the market in Shaanxi and Inner Mongolia, along the river and sea and develop a market for imported coal from Australia to boost market share. Relying on the existing logistics trade platform, the Group will enhance our trade profitability on the premise of the risk prevention and control.

The Group will maintain competition advantage on cost to reduce cost and enhance efficiency. As a core emphasis, the control of cost top line will be carried on. The Group will develop potentials, reduce cost and raise marginal contribution through a series of comprehensive measures, including the procurement by price comparison among all varieties, the implementation of the zero-base management to control expenditure; the collection and allocation of spare equipment and material, the recycling of waste materials and simplification of personnel, etc..

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group will enhance operating management to add value and increase efficiency. The Group will optimize capital management and develop financing sources to reduce debt asset ratio; enhance capital control and improve the cash reserves to ensure the security of the capital chain; implement innovative financial management and carry out wealth management of structural deposits timely; and strengthen the assessment of performance target to create incentive and disciplinary effect.

The Group will enhance project construction to speed up the development. The Group will accelerate the construction of project in progress and procedures settlement and focus on the operation of project put into production to achieve production and efficiency as soon as possible. The Group will make strategic reserves to the future projects to assure the mid-term and long-term sustainable development of the Company.

(2)	Major risks faced by the Group, impact and measures

Risks arising from product price volatility

Affected by continuous downturn of the global economy, there are quantitative easing and structural surplus in coal market. Meanwhile, various pressures such as adjustment of energy policy, suppression from related industries, impact of overseas coal and competition among coal industry will curb the coal price, thus the product price of the Group is subject to relatively high risks of downside fluctuation.

Counter-measures: In view of the price volatility risk, the Group will proactively analyze and study the market, adjust marketing strategies and innovate marketing method, accelerate integration of marketing resources, give full play to the marketing advantages in scale, region and brand, implement the domestic and international integrated marketing strategies, enhance our marketing position to minimize the adverse impact of market price fluctuations on the Group’s profits.

Risks arising from product trade

The coal trade volume of the Group has been continuously increasing in recent years. However, affected by factors such as variation of supply and demand and fluctuation of coal price, our profit from coal trade is relatively low. At the same time, as most of the coal trade suppliers are for operation purpose and large sum of prepaid fund was taken up, thus the product trade risks are high.

Counter-measures: In view of the coal trade risk, the Group will establish and improve market information analysis mechanism and trade risk evaluation system by monitoring market trend and seize trade opportunities to prevent market risks. The Group will make great effort to enhance offline trade, highlight scale effect, decrease purchasing cost, improve trade profitability and prevent funding risks.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Risks arising from safety production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. All of them are of high hazardous nature and of complex uncertainties in production. As the safety production cycle of coal mines in the headquarters has been extending, the ignorance of safety control in mine sites is obvious. Furthermore, new issues from new projects outside of headquarters, which will be soon put into production, are underway. Thus the Group faces a high risk of production safety.

Counter-measures: The Group will continue to strictly implement the safety responsibility system, optimize safety management operation mechanism, and promote employees’ safety management; building up risk pre-control management, strengthening the safety technique support and safety supervision work, to keep on the effective management and control of safety production.

Risks arising from debt financing

The debt-to-assets ratio of the Group has increased in recent years and the ability of debt repayment has slightly decreased. As a result, it becomes harder to finance with increased financing cost.

Counter-measures: In order to mitigate risks arising from debt financing, the Group has taken a series of measures: (i) making a reasonable funding plan, actively expanding fund raising channels and method to allocate fund at home and abroad in the most efficient manner; (ii) optimizing the debt structure to lower the debt-to-assets ratio and financing cost to ensure the fund stock of the Group; and (iii) strengthening cash inflow management and financing to ensure sufficient operating cash flow of the Group.

Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, it has become increasingly challenging for the Group to manage its subsidiaries, which is not in conformity with the rapid development of the Group. Meanwhile, as the basic management to the subsidiaries is weak, the efficiency and effectiveness of management and control to the subsidiaries is not forceful. Thus the Group faces various risks.

Counter-measures: The Group will accelerate to establish a flexible and efficient management system that is in line with the actual situation and can achieve synergy at home and abroad. Firstly, the Group will encourage the integration of innovation in management culture and corporate culture; Secondly, the Group will improve the construction of internal control system and risk control system; Thirdly, the Group will enhance the assets management of its overseas subsidiaries and synergy management; Fourthly, the Group will establish a reliable and smooth information communication management system; Lastly, the Group will strengthen the supervision and examination of its subsidiaries.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

Shareholding of Directors, chief executive and Supervisors

As at the Latest Practicable Date, save as disclosed below, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

Name	Title	Number of A Shares held as at the Latest Practicable Date
		(Shares)
Wu Yuxiang	Director, Chief Financial Officer	20,000

All the interests disclosed above represent long position in the A Shares.

As at the Latest Practicable Date, Mr. Li Xiyong and Mr. Zhang Xinwen are directors/employees of Yankuang Group, which is a company having an interest in the Company’s Shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2013, being the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

4.	CONSENT AND QUALIFICATION OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications
Guotai Junan	a corporation licensed under the SFO to engage in type 6 (advising on corporate finance) regulated activity

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did it has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined under the Hong Kong Listing Rules) had any interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

8.	LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

9.	MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this Supplemental Circular which are or may be material:

(1)	On 9 April 2014, the Company entered into wealth management products agreements with Zoucheng sub-branch of Agricultural Bank of China Limited (“Agricultural Bank of China”), Zoucheng sub-branch of Industrial and Commercial Bank of China Limited (“ICBC”), Zoucheng sub-branch of Bank of China Limited (“Bank of China”), Yanzhou coal mining area sub-branch of China Construction Bank Corporation and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd. (“Qilu Bank”), respectively, to subscribe for certain wealth management products for a total amount of RMB4.9 billion.

Please refer to the announcement of the Company dated 9 April 2014 for further details.

(2)	On 14 May 2014, the Company, Yankuang Group Finance and Shaanxi Future Energy Chemical Corp. Ltd., (“Shanxi Future Energy”) entered into the entrusted loan agreement, pursuant to which Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy an entrusted loan of RMB 1,250,000,000 (the “Entrusted Loan”). The Entrusted Loan is funded by the Company in cash. The Entrusted Loan is provided to Shaanxi Future Energy for propose of project construction and is secured by an equity pledge by Yankuang Group of its 30% equity interest in Shaanxi Future Energy. For that reason, the Company and Yankuang Group also entered into the equity pledge agreement on 14 May 2014, pursuant to which Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

APPENDIX II	GENERAL INFORMATION

Please refer to the announcement of the Company dated 14 May 2014 for further details.

(3)	On 10 November 2014, the Company entered into wealth management products agreements with Agricultural Bank of China, ICBC, Bank of China, Qilu Bank, Jining branch of China Guangfa Bank Co., Ltd., Jinan Gaoxin sub-branch of Ping An Bank Co., Ltd. and No. 4 Zhongshan Road Guanzhou sub-branch of Ping An Bank Co., Ltd. respectively, to subscribe for certain wealth management products for a total amount of RMB5.0 billion.

Please refer to the announcement of the Company dated 10 November 2014 for further details.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

10.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	As at the date of this circular, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

(c)	The registered office of the Company is 298 South Fushan Road, Zoucheng, Shandong Province, PRC, Postal Code: 273500.

APPENDIX II	GENERAL INFORMATION

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 11 December 2014:

(a)	the Proposed Continuing Connected Transaction Agreements;

(b)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(c)	the letter of advice from Guotai Junan to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(d)	the written consent from Guotai Junan referred to in paragraph 4 of this appendix;

(e)	a copy of each contract set out in the paragraph headed “material contracts” in this appendix;

(f)	annual reports of the Group for the financial years 2012 and 2013;

(g)	a copy of each circular issued pursuant to the requirements set out in Chapter 14 and/or Chapter 14A which has been issued since 31 December 2013, being the date of the latest published audited accounts; and

(h)	the Articles of Association

SUPPLEMENTAL NOTICE OF 2014 SECOND EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SUPPLEMENTAL NOTICE OF

2014 SECOND EXTRAORDINARY GENERAL MEETING

Reference is made to the Notice of 2014 Second Extraordinary General Meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 October 2014 (the “EGM Notice”) and the circular of the Company dated 27 November 2014 (the “Circular”), in relation to, among others, the Rights Offer, the Subscription and the Letter of Debt Support. Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the Circular.

Recently, the board of directors of the Company (the “Board”) received from its controlling shareholder, Yankuang Group (holding directly and indirectly approximately 56.52% of the total issued share capital of the Company), a letter requesting the addition of certain resolutions (as set out below) for consideration and approval by the shareholders of the Company. Details of the new resolutions are as follows:

The “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited” are proposed to be tabled at the EGM as additional ordinary resolutions for consideration. Details of the Rights Offer are set out in the Circular.

SUPPLEMENTAL NOTICE OF 2014 SECOND EXTRAORDINARY GENERAL MEETING

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held at 9:30 a.m. on Friday, 12 December 2014 at the headquarters of the Company in Zoucheng City, Shandong Province, postal code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the resolutions as set out in the EGM Notice and the following additional ordinary resolutions of the Company:

AS ADDITIONAL ORDINARY RESOLUTIONS:

“To consider and approve each of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”:

1.	Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

2.	Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds;

3.	Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;

4.	Approve the possible deemed disposal of up to approximately 65.2% equity interest (assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10 into Conversion Shares) of Yancoal Australia by the Company in the event that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription; and

5.	Approve, authorize, confirm and ratify the Company’s chairman (“Chairman”) and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

Pursuant to the Company Law of the PRC, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the board of directors; the board of directors should notify other shareholders within two days after the receipt of the motions and table the same at the general meeting for consideration. Ex tempore motions should carry specific subjects and matters to be resolved that fall within the scope of authority of the general meeting.

SUPPLEMENTAL NOTICE OF 2014 SECOND EXTRAORDINARY GENERAL MEETING

Further, pursuant to the articles of association of the Company, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the convener. The convener should issue a supplementary notice of general meeting within two days after the receipt of the motions to announce the details of such motions.

The Board is of the view that the above additional ordinary resolutions fall within the scope of authority of the general meeting, and that the qualifications of the entity proposing the resolutions and the procedures of proposing the additional resolution comply with the relevant provisions of the relevant laws, regulations, the articles of association of the Company and the Rules of Procedure for Shareholders’ Meetings of the Company. Accordingly, the Board has approved the tabling of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited” at the EGM for consideration and approval.

Save for the new resolutions added as aforesaid, other details such as the resolutions to be considered at the EGM, time, venue and record date for the EGM as set out in the EGM Notice dated 24 October 2014 remain unchanged.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong, the PRC

27 November 2014

Note:

1.	Please refer to the EGM Notice dated 24 October 2014 for matters such as eligibility for attending the EGM, proxy, closure of register of members and the Company’s office address.
2.	The revised form of proxy for use at the EGM will be despatched to the shareholders of the Company together with this supplemental notice of EGM. The revised proxy form replaces the proxy form which was previously distributed with the EGM Notice dated 24 October 2014.

As at the date of this notice, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC